As filed with the Securities and Exchange Commission on December 26, 2012
Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________

BLUEPHOENIX SOLUTIONS LTD.
(Exact name of Registrant as Specified in Its Charter)

Israel	Not Applicable
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	Identification no.)

8 Maskit Street
Herzlia 46733, Israel
972-9-952-6110
(Address and telephone number of Registrant’s principal executive offices)

Nir Peles
BluePhoenix Solutions USA Inc.
POB 283
Kipling, NC 27543 USA
(919) 577-0104
(Name, address and telephone number of Agent for Service)
________________

Copies to:

Stephane Levy Marc Recht Cooley LLP 1114 Avenue of the Americas New York, NY 10036-7798 (212) 479-6000	Yael Bar-Shai Herzog, Fox & Neeman Asia House 4 Weizman Street Tel Aviv 64239, Israel 972-3-692-2020

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Ordinary shares, par value NIS 0.04 per share	4,036,369	$4.20	$16,952,750	$2,313

(1)
All of the ordinary shares offered hereby are for the account of selling shareholders and consist of 3,678,392 issued and outstanding ordinary shares and 357,977 ordinary shares issuable under loan agreements entered into between the registrant and such selling shareholders. Pursuant to Rule 416 under the Securities Act of 1933, as amended, or the Securities Act, all amounts of ordinary shares include an indeterminable number of additional ordinary shares that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the ordinary shares to be offered by the selling shareholders.

(2)
Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) of the Securities Act, based on the average of the reported high and low prices of the ordinary shares as reported by the NASDAQ Global Market on December 21, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SHAREHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING SHAREHOLDERS ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER 26, 2012

 4,036,369 Ordinary Shares

BluePhoenix Solutions Ltd.
________________

This prospectus relates to the resale, from time to time, by the selling shareholders named in this prospectus or their pledgees, donees, transferees or other successors-in-interest of up to 4,036,369 ordinary shares, as follows:

•	3,678,392 issued and outstanding ordinary shares held by the selling shareholders; and

•
Up to 357,977 ordinary shares issuable under the terms of the Bridge Loan Agreement (as defined herein) entered into between us and the selling shareholders, assuming the conversion of the full $1.5 million loan (to the extent lent by the selling shareholders to us under the Bridge Loan Agreement) and taking into account maximum amount of interest to be accrued thereon. The conversion rate used for calculation of the amount of shares so issuable was $4.29 per share, the closing sales price of our ordinary shares on the NASDAQ Global Market on December 19, 2012. For the purposes thereof, we have assumed for the maximum number of shares which may be issued based on our best good faith assumptions.

The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them in an offering underwritten and/or managed by an investment banking firm or broker-dealer in open market transactions, privately negotiated transactions, ordinary brokerage transactions or any other method permitted by applicable law.

We will not receive any proceeds from sales of the ordinary shares offered pursuant to this prospectus.

Our ordinary shares are listed on the NASDAQ Global Market under the symbol “BPHX.”  On December 19, 2012, the closing sale price of our ordinary shares on the NASDAQ Global Market was $4.29 per share. You are urged to obtain the current market quotations for our ordinary shares.
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Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying our ordinary shares.
________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated December 24, 2012

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, the selling shareholders may, from time to time, offer and sell up to 4,036,369 ordinary shares in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.” Each time the selling shareholders offer the securities described in this prospectus, we may provide a prospectus supplement, or information that is incorporated by reference into this prospectus, containing more specific information about the terms of the offering.  We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings.  We may also add, update or change in the prospectus supplement any of the information contained in this prospectus or in the documents that we have incorporated by reference into this prospectus, including without limitation, a discussion of any risk factors or other special considerations that apply to these offerings or securities or the specific plan of distribution.  If there is any inconsistency between the information in this prospectus and a prospectus supplement or information incorporated by reference having a later date, you should rely on the information in that prospectus supplement or incorporated information having a later date.  We urge you to read carefully this prospectus, any applicable prospectus supplement and any related free writing prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference,” before buying any of the securities being offered.

You should rely only on the information included or incorporated by reference in this prospectus or any supplement or free writing prospectus prepared by us.  We have not authorized anyone to provide information or represent anything other than that contained in, or incorporated by reference in, this prospectus.  We have not authorized anyone to provide you with different information.  If you receive any other information, you should not rely on it.  The selling shareholders are not making an offer in any state or jurisdiction or under any circumstances where the offer is not permitted.  You should assume that the information in this prospectus or any supplement or free writing prospectus prepared by us is accurate only as of the date on their cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

Unless the context otherwise requires, all references in this prospectus to “we,” “our,” “our company,” “us” and the “Company” refer to BluePhoenix Solutions Ltd. and its subsidiaries. References to “BluePhoenix” refer to BluePhoenix Solutions Ltd.

All references in this prospectus to “dollars” or “$” are to United States dollars.

All references in this prospectus to “shekels” or “NIS” are to New Israeli Shekels.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us and the securities being sold in this offering, including the risks discussed under the heading “Risk Factors,” contained in this prospectus. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference into this prospectus, including our annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on April 17, 2012, as amended on April 24, 2012, and as further amended in our Form 6-K filed with the Securities and Exchange Commission on December 21, 2012,  referred to as “our Form 20-F for 2011,” and our Forms 6-K regarding our financial results for the period ended September  30, 2012 and recent material transactions, all incorporated by reference into this prospectus.

Our Company

We develop and market unique value driven enterprise legacy information technology, or IT, modernization solutions and provide tools and professional services to selected customers. Our complete modernization solutions consist of a combination of automated technologies, tools and services that minimize the risk throughout the whole life cycle of the modernization process. Our solutions are based on technologies and services that support the following functionalities: understanding and mapping an application; migration of platforms, databases and languages and data; testing; and remediation.

Our solutions allow customers to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to be more agile when having to adapt to new business demands or regulations. In addition, by using our technologies our customers gain the added value of extending their systems to be ready for future demands, such as Service Oriented Architecture and Cloud computing. Our modernization solutions are offered to customers in numerous business market sectors, particularly IT, financial services and insurance.

Our solution portfolio includes software products, software tools, and professional services that address IT challenges that organizations and companies face today.

Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past two decades, establishing our credibility and achieving international recognition and presence. Based on our technology, we develop and market software products, tools, and related methodologies. We deliver our tools and methodologies together with training and support in order to provide enterprises with comprehensive and one stop shop solutions, primarily for the modernization of existing IT systems.

We provide our modernization solutions directly to our customers or through our strategic partners, such as IBM, HP and Dell. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners include system integrators, as well as other software vendors who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements under which we grant license rights to our partners or to the partners’ customers or provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

Recent Developments

Delisting from TASE.  On September 11, 2012, we reported the voluntary delisting of our ordinary shares from trading on the Tel Aviv Stock Exchange, which delisting became effective on December 13, 2012.

Initiation of the Sale of Operations of BridgeQuest, Inc. In November 2012, we announced the initiation of the sale of the operations of BridgeQuest, Inc. and its relevant subsidiary. As a result, we do not expect to derive revenues from BridgeQuest, Inc. in 2013. BridgeQuest Inc. is our wholly owned subsidiary in the time and materials business with over 90 employees in Russia and the United States. The sale is part of a series of actions over the last year intended to dispose of our less profitable business units.

Corporate Information

We were incorporated in Israel in 1987. Our registered office is located at 8 Maskit Street, Herzlia 46733, Israel and our telephone number is 972-9-952-6110. Our website address is www.bphx.com.  The information on our website is not incorporated by reference in this prospectus and should not be considered to be a part of this prospectus.

The Offering

Ordinary shares offered by the selling shareholders
Up to 4,036,369 ordinary shares, consisting of 3,678,392 issued and outstanding ordinary shares held by the selling shareholders and up to 357,977 ordinary shares issuable under the terms of the Bridge Loan Agreement entered into between us and the selling shareholders.

Ordinary shares to be outstanding after this offering	10,956,023 ordinary shares.
Use of proceeds	We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.
NASDAQ Global Market symbol	BPHX

The number of ordinary shares to be outstanding after this offering is based on 10,598,047 ordinary shares issued and outstanding as of November 30, 2012, and excludes:

•	127,928 ordinary shares issuable upon the exercise of warrants outstanding as of November 30, 2012, at an exercise price of $1.5634 per share;

•	3,000 ordinary shares issuable upon exercise of warrants outstanding as of November 30, 2012, at an exercise price of $7.20 per share;

•	351,317 ordinary shares issuable upon the exercise of share options outstanding as of November 30, 2012, at a weighted-average exercise price of $3.48 per share;

•	196,331 ordinary shares issuable upon vesting of restricted share units outstanding as of November 30, 2012; and

•	290,895 ordinary shares available for future issuance under our employee equity compensation plans as of November 30, 2012.

•	211,898 treasury shares

The number of ordinary shares to be outstanding after this offering assumes the issuance of all 4,036,369 ordinary shares covered by this prospectus that are issuable under the terms of the Bridge Loan Agreement entered into between us and the selling shareholders assuming conversion of the full $1.5 million loan (to the extent lent by the selling shareholders to us under the Bridge Loan Agreement) and taking into account the maximum amount of interest to be accrued thereon. The conversion rate used for calculation of the amount of shares so issuable was $4.29 per share, the closing sales price of our ordinary shares on the NASDAQ Global Market on December 19, 2012. For the purposes thereof, we have assumed for the maximum number of shares which may be issued based on our best good faith assumptions.

RISK FACTORS

You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into, this prospectus, when deciding whether to purchase our ordinary shares. The risks and uncertainties described below and in the documents we have incorporated by reference into this prospectus are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations, and our liquidity. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

In the past few years, we have experienced significant losses and negative cash flows from operations. As a result, we suffer from low liquidity. If these trends continue in the future, it would adversely affect our financial condition.

We have incurred significant losses and negative cash flows from operations in the past. We have had net losses of $15.6 million, $38.2 million, $32.4 million and $11.0 million in 2009, 2010, 2011 and the nine months ended September 30, 2012, respectively.  Our cash flows from operations have gone from $966 million in 2009 to negative cash flows of $8.4 million in 2011, and were a negative $4.0 million in the nine months ended September 30, 2012. As of September 30, 2012, we had cash and cash equivalents of $1.9 million compared to cash and cash equivalents of $4.0 million as of December 31, 2011 and $12.3 million as of December 31, 2010. These results have had a negative impact on our financial condition, including our failure to meet certain covenants included in our existing credit facilities. There can be no assurance that our business will become profitable in the future, that additional losses and negative cash flows from operations will not be incurred, that we shall be able to improve our liquidity, that we will be able to satisfy the covenants in our credit facilities, that we will be able to reduce operating expenses or that we will be able to find alternative financing if necessary. If these trends continue, we would encounter difficulties in funding our operations, which would have a material adverse affect on our business, financial condition and results of operations.

Unfavorable changes in economic conditions and decreases in capital expenditures by our customers have had and could continue to have a material adverse effect on our business and results of operations.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products, such as those marketed and sold by us. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades.

Our results were also affected by the declines in the financial services industry. In 2011 and in the nine months ended September 30, 2012, approximately 34% and 12% of our revenues, respectively, were derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions.

Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our revenues decreased significantly from $69.5 million in 2009 to $47.3 million in 2010 and to $27.2 million in 2011. Our revenues for the nine months ended September 30, 2012 were $11.8 million compared to $20.7 million for the nine months ended September 30, 2011. We expect our revenues to further decrease in the fourth quarter of 2012, mostly as a result of the sale of BluePhoenix Knowledge Management Systems Ltd. and the sale of the operation of Bridgequest Inc.

We have identified and continue to experience, from time to time, delays in purchase order placement by our customers and longer sales cycles.  We believe that the significant downturn in the economy caused our customers to react by reducing their capital expenditures in general or by specifically reducing their spending on information technology. The negotiation process with our customers has developed into a lengthy and expensive process. In addition, many of our customers have delayed or cancelled information technology projects. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers. In addition, we anticipate that our low liquidity and financial condition may negatively impact the willingness of customers to place purchase orders with us.

We cannot predict the timing, strength or duration of any economic slowdown or any subsequent recovery. If the conditions in the markets in which we operate remain the same or worsen from present levels, or if customers are dissuaded to contract us due to our financial condition, our business, financial condition and results of operations would be materially and adversely affected.

We had negative cash flows from operations in 2011 and 2012 which, if we are not successful in increasing our revenues or reducing our expense level, may continue.

We had negative operating cash flows of $7.6 million in 2010 and $8.4 million in 2011. In the nine months ended September 30, 2012, we had negative operating cash flows of $4.0 million compared to $6.4 million during the nine months ended September 30, 2011. The change in operating cash flow in 2011 compared to 2010 is primarily attributable to the significant decrease in revenues in 2011 compared to 2010, as well as the decrease in the amount of receivables subject to sale of receivables agreements, which decreased from $5.6 million in 2010 to $618,000 in 2011. The change in the operating cash flow in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 is primarily attributable to the significant decrease in our operating loss following the completion of the implementation of our cost saving plan.

Based on the continuing decline in revenues in 2010 and 2011, we continued during these years to reduce our workforce. However, due to severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues and we continued to have a negative cash flow in the nine month ended September 30, 2012. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, and as a result of the decrease in the amount of receivables that are subject to sale of receivables agreements, we incurred significant losses and negative cash flow in 2011 and in the nine months ended September 30, 2012.

In the second quarter of 2012, we completed the sale of our knowledge management business, we sold our 51% shareholdings in Liacom Systems Ltd., and we initiated the sale of the business of BridgeQuest.Inc. We may consider selling additional assets in 2013 in order to improve our liquidity. These dispositions, together with the cost saving plan conducted in 2010 through the first quarter of 2012, are intended to set our expenses at a level commensurate with expected revenue levels. There can be no assurance, however, that such plans will result in reduced expense levels commensurate with our reduced level of revenues. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The loss of customers, generally, and in particular the loss of a significant customer or  several customers that, together, account for a significant portion of our revenues, could cause a reduction in our revenues and profitability, which in turn could materially adversely affect our business, financial condition and results of operations.

We do not know if, or for how much longer, our customers will continue to purchase the products and services that we offer. For example, in 2011, we lost three major customers for our consulting services. The decrease of their revenues caused reduction in our revenues from customers located in Europe and Denmark, as a percentage of revenues, compared to 2010. A small number of customers has accounted for a substantial portion of our current and historical net revenues. The loss of any major customer or a decrease or delay in orders or anticipated spending by such customer could materially reduce our revenues and profitability. The loss of several customers at once may impact our revenues and profitability significantly, even if each of those customers, separately, has not accounted for a significant amount of our revenues. The loss of customers may cause a significant decrease in revenues and profitability which may adversely affect our business, results of operations and financial condition. Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

A portion of the consideration from a sale of assets during 2011 was put in escrow which if not released, would materially affect our business, financial condition and results of operation.

In connection with the sale of our AppBuilder technology to Magic in 2011, a portion of the consideration was put in escrow. As of December 15, 2012, $2.0 million is still deposited in escrow. Subject to the fulfillment of certain conditions, half of the outstanding balance of the escrow funds is expected to be released on December 31, 2012 and the remaining balance on December 31, 2013. We cannot assure you that we will be able to satisfy all of the conditions for the release of these funds, which are primarily dependent on the lack of lawsuits to be filed against us. If any such suits are filed or if we do not comply with terms for release from the escrow, certain amounts may be deducted from the escrow funds and we will forfeit our right to such amounts, resulting in a material adverse effect on our business, financial condition and results of operations.

Raising money to finance our operations involves, from time to time, issuance of equity securities which may dilute your holdings in our company.

In order to finance our operations, we may borrow money from to time from our shareholders or other third parties. Our arrangements with any such parties may include the issuance of equity securities or conversion options of loans and interest accrued thereon into equity securities. For example, in 2012, we entered into a series of transactions with our three major shareholders, which included conversion options of the loans extended and that may be extended to us by the three shareholders into ordinary shares. The issuance of equity securities to lenders, in such case, would dilute your holdings in our company.

If we are unable to effectively control our costs while maintaining our customer relationships, our business, results of operations and financial condition could be adversely affected.

It is critical for us to appropriately align our cost structure with prevailing market conditions to minimize the effect of economic downturns on our operations and, in particular, to continue to maintain our customer relationships while protecting profitability and cash flow. However, we are limited in our ability to reduce expenses due to the ongoing need to maintain our worldwide customer service and support operations and to invest in research and development. In circumstances of reduced overall demand for our products, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations. If we are unable to align our cost structure in response to economic downturns on a timely basis, or if such implementation has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected.

Based on the continuing decline in revenues in 2010 and 2011, we continued during these years to reduce our workforce. However, due to severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues and we continued to have a negative cash flow in the nine month ended September 30, 2012. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, and as a result of the decrease in the amount of receivables that are subject to sale of receivables agreements, we incurred significant losses and negative cash flow in 2011 and in the nine months ended September 30, 2012.

Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our IT solutions. If we have too aggressively reduced our costs, we may not have sufficient resources to capture new IT projects, timely comply with project delivery schedules and meet customer demand. If we are unable to effectively manage our resources and capacity to capitalize on periods of economic upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer in order to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services, or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment and customer requirements, and new product introductions by existing or future competitors, could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources. Furthermore, modernization projects deal with customer mission critical applications, and therefore encapsulate risk for the customer. Therefore, customers are more cautious in entering into transactions with us, and accordingly, the process for approval and signing of deals may be a lengthy and expensive. We make efforts to mitigate such risks associated with legacy modernization projects but from time to time we encounter delays in the negotiation process.

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations can occur as a result of any of the following events:

•	global economic trends;
•	global political trends, in particular, in the middle east and in countries in which we operate;
•	adverse economic conditions in various geographic areas where our customers and potential customers operate;
•	acquisitions and dispositions of companies and assets;
•	timing of completion of specified milestones and delays in implementation;
•	timing of product releases;
•	timing of contracts;
•	increases in selling and marketing expenses, as well as other operating expenses; and
•	currency fluctuations and financial expenses related to our financial instruments.

In particular, we experienced a significant decrease in our revenues during 2010 and 2011. Such decreases were primarily due to a decline in the number of our customers, mostly in our legacy modernization projects. These decreases resulted from the continuing effects of the worldwide economic downturn and uncertainty, particularly in the financial services and banking sector which is our target market. As a result of market uncertainty, we identified delays in our customers’ placement of purchase orders and longer sales cycles.  In the nine months ended September 30, 2012, our revenues decreased to $11.8 million compared to $20.7 million in the nine months ended September 30, 2011, largely as a result of these factors, including a continuing decrease in the number of our legacy modernization projects and the sale of certain subsidiary and activities.

As a result of the foregoing, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.

A delay in collecting our fees could result in cash flow shortages, which in turn may significantly impact our financial results.

Typical modernization projects which deploy our solutions are long-term projects. Therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work and our ability to collect the fees. Further, in light of the global economy downturn, collecting our fees from customers has become increasingly difficult. Although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages.

If we are unable to invest in new products and markets or to manage the effects of changes in our offering portfolio, our results will be adversely affected.

We specialize in the development and implementation of sophisticated software modernization and porting tools and products. We leverage our know-how, experience, and generic technologies to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. In order to maintain our position in the market, and our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products.

Due to a decline in our revenues, we have had to reduce our research and development expenditures. Our research and development costs were $1.3 million in the nine months ended September 30, 2012 compared to $3.4 million in the nine months ended September 30, 2011. In 2011, our research and development costs decreased to $4.2 million from $6.7 million in 2010 and $11.4 million in 2009. These decreases resulted in large part from decreased head count in research and development. During 2010 and 2011, the number of our employees engaged in research and development has been decreased from 190 employees to 77 employees. As of December 15, 2012, we have approximately 33 employees engaged in research and development.

These reductions, and any future reductions we may be required to make, in research and development may result in our being unable to maintain or increase our market share. Such a failure to maintain market share could result in a further decline in our revenues and operating results.  Moreover, if we seek to increase our research and development expenses without a corresponding increase in revenues, it could have a material adverse effect on our operating results. We may not be able to successfully complete the development and market introduction of new products or product enhancements, in which case our revenues will decline and we may lose market share to our competitors.

Our failure to invest in new products and markets or to manage the effects of changes in our offering portfolio could result in our loss of market share, and our business, financial condition and results of operations could be materially and adversely affected as a result.

Our results have been adversely affected by the impairment of the value of certain intangible assets, and we may experience impairment charges in the future.

The assets listed in our consolidated balance sheet as of December 31, 2011, include, among other things, goodwill valued at approximately $14.2 million, technology valued at approximately $1.9 million and intangible assets related to customers’ relations valued at approximately $1.1 million. As of September 30, 2012, the assets in our balance sheet include goodwill valued at approximately $12.5 million, technology valued at approximately $175,000 and intangible assets related to customers’ relations valued at approximately $580,000. The applicable accounting standards require that:

•	goodwill is not amortized, but rather is subject to an annual impairment test, as well as periodic impairment tests if impairment indicators are present; and

•
intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset; and

In 2011, we performed impairment tests and sold certain assets resulting in a decrease of our goodwill of $22.7 million, of which $9.6 million were identified as impairment loss related to goodwill of our overall assets and $13.1 million were the result of the sale of AppBuilder. These losses were charged to operations. The impairment of our overall assets was due, in part, a reduction in future expected cash flows from these assets and reduction in our market capitalization.

If we continue to experience reduced cash flows and our market capitalization falls below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, we may be required to record additional impairment charges for our goodwill. If our goodwill or intangible assets were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the intangible assets, we could be required to reduce or write off such assets. Such write-offs could have a material adverse effect on our business and operating results.

If we are unable to attract, train, and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

In order to achieve our objectives, we hire from time to time software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Such a failure could have a material adverse effect on our business and operating results.

As part of our expansion strategy, we developed offshore center in Romania and Russia. We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. In recent years, professional work in these countries became more expensive and professional fees may continue to increase in the future. As a result, in November 2012 we announced our intent to sell our offshore center in Russia. The establishment of additional offshore facilities, if that occurs, may result in significant capital expenses, which may affect our cash position. We cannot assure you that our offshore facilities will continue to be cost effective. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

We derive a portion of our revenues from engagements on a fixed-price basis. We price these commitments based upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition.

If our tools or solutions do not function efficiently, we may incur additional expenses.

In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors, and bugs. If our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we may incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

If we fail to satisfy our customers’ expectations regarding our solutions, or if we fail to timely deliver our solutions to our customers, we may be required to pay penalties, our contracts may be cancelled and we may be the subject of damages claims.

In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, we may be required under the customer agreement to pay penalties to our customers or pay their expenses (as occurred in 2010) and our customers may have the ability to cancel our contracts. Payments of penalties or a cancellation of a contract could cause us to suffer damages. In addition, we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

We are exposed to significant claims for damage caused to our customers’ information systems.

Some of the products, tools, and services we provide involve key aspects of our customers’ information systems. These systems are frequently critical to our customers’ operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. If a customer’s system fails during or following the provision of modernization solutions or services by us, or if we fail to provide customers with proper support for our modernization solutions, we are exposed to the risk of a claim for substantial damages against us, regardless of our responsibility for the failure. We cannot guarantee that the limitations of liability under our product and service contracts, if any, would be sufficient to protect us against legal claims. We cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, it may have a material adverse effect on our business, operating results, and financial condition. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management’s attention.

Substantial litigation over intellectual property rights exists in the software industry. Software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. We cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the nondisclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us.

Any claim, with or without merit, could be expensive and time-consuming to defend, and would probably divert our management’s attention and resources. In addition, such a claim, if submitted, may require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

We may experience greater than expected competition that could have a negative effect on our business.

We operate in a highly competitive market. Competition in the modernization field is, to a large extent, based upon the functionality of the available automated tools and personnel expertise. Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sales of their modernization tools and services, thus enabling them to respond more quickly to emerging opportunities and changes in technology or customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry. As we develop new tools and services, we may begin to compete with companies with which we have not previously competed. Our competitors include:

•	small vendors who provide specific solutions for a particular area of modernization, such as Ateras, Anubex, Migrationware, HTWC, Speedware and Most;

•	large system integrators such as IBM, HP, Dell, Accenture and Cap Gemini, some of whom we also partner with;

•	independent software vendors such as Micro Focus and Metaware; and

•	Indian system integrators such as TCS, WIPRO, Infosys and Patni.

We may be unable to differentiate our tools and services from those of our competitors, or successfully develop and introduce new tools and services that are less costly than, or superior to, those of our competitors. This could have a material adverse effect on our ability to compete.

Many of our existing and potential competitors may have or acquire more extensive development, marketing, distribution, financial, technological and personnel resources than we do. This increased competition may result in our loss of market share and pricing pressure which may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that competition with both competitors within our industry and with the in-house IT departments of certain of our customers or prospective customers will not result in price reductions for our tools and services, fewer customer orders, deferred payment terms, reduced revenues or loss of market share, any of which could materially adversely affect our business, financial condition, and results of operations.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law, and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

Pursuant to agreements with certain of our customers, we have placed, and in the future may be required to place, in escrow, the source code of certain software. Under the escrow arrangements, the software may, in specified circumstances, be made available to our customers. From time-to-time, we also provide our software directly to customers. These factors may increase the likelihood of misappropriation or other misuse of our software.

Our existing credit facilities contain a number of restrictions and obligations that limit our operating and financial flexibility, and there is no assurance that credit facilities will be available in the future.

Our loan agreements with the banks contain covenants regarding our maintenance of certain financial ratios. As of December 15, 2012, we had approximately $290,000 of outstanding loans to banks.

The covenants contained in our credit facilities restrict, among other things, our ability to pledge our assets, dispose of assets, issue certain securities, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios.  If we fail to comply with the covenants included in our agreements with the banks, as occurred in the past, we will be required to renegotiate the terms of our credit facilities with the banks. We cannot assure you that we shall be able to reach an agreement with the banks or that such agreements will be on favorable terms to us. Our ability to restructure or refinance our credit facilities depends on the condition of the capital markets and our financial condition. Any refinancing of our existing credit facilities could be at higher interest rates and may require us to comply with different covenants, which could restrict our business operations.

If we fail to meet our covenants to the banks, or otherwise breach the terms of our credit agreements, the banks may foreclose on certain pledged assets and as a result, our business could be seriously harmed.

As part of our credit agreements with the banks, some of our assets were pledged to the banks. As agreed with the banks, if we fail to meet the covenants specified in our credit agreements, fail to repay our debt to the banks when it becomes due or in any other event of default under our credit facilities, and a waiver in respect of our failure has not been received from the banks, the banks may foreclose on the pledged assets to satisfy the debt. Foreclosure by lenders on our assets would have a material adverse affect on our business, financial condition and results of operations.

If the Ministry of Production in Italy requires the immediate repayment of an outstanding loan received by a subsidiary, our business, financial condition and results of operations may be harmed.

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy under a plan called Easy4Plan. Approximately $371,000 of that amount is in the form of a 10-year loan payable in equal annual installments until September 2018. The loan bears an annual interest of 0.87% and is linked to the euro. As of September 30, 2012, the remaining loan balance was approximately $208,000. Our subsidiary's operations have been reduced significantly, which may result in the Ministry of Production in Italy requiring the immediate repayment of the full outstanding loan amount. If this happens, our business, financial condition and results of operations may be harmed.

Risks Relating to International Operations

Marketing our tools and solutions in international markets may cause increased expenses and greater exposure to risks that we may not be able to successfully address.

We have international operations, which require significant management attention and financial resources. In order to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally. Based on the significant decline in revenues, we sought to reduce our expenses during 2010 and 2011 by implementing a workforce reduction, including significant reductions to our marketing and sales department.

Risks inherent in our worldwide business activities generally include:

•	currency exchange fluctuations;
•	unexpected changes in regulatory requirements;
•	tariffs and other trade barriers;
•	costs of localizing products for foreign countries;
•	difficulties in operations of management;
•	potentially adverse tax consequences, including restrictions on the repatriation of earnings; and
•	the burdens of complying with a wide variety of local legislation.

We cannot assure you that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, operating results, and financial condition.

Inflation, devaluation, and fluctuation of various currencies may adversely affect our results of operations, liabilities, and assets.

Since we operate in several countries, we are impacted by inflation, devaluation and fluctuation of various currencies. We enter into transactions with customers and suppliers in local currencies, while the reporting currency of our consolidated financial statements and the functional currency of our business is the U.S. dollar. Fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. In addition, fluctuations in the value of our non-dollar revenues, costs, and expenses measured in dollars could materially affect our results of operations, and our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.

Consequently, we are exposed to risks related to changes in currency exchange rates and fluctuations of exchange rates, any of which could result in a material adverse effect on our business, financial condition and results of operations. In the past, we entered into forward currency exchange contracts and other arrangements in order to hedge our foreign currency exposure. Such arrangements are not always effective or sufficient to offset the fluctuations in currency exchange rates.

Fluctuations in foreign currency values affect the prices of our products and services, which in turn may affect our business and results of operations.

Most of our worldwide sales are currently denominated in U.S. dollars, British Pounds and euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to these foreign currencies would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income will be adversely affected.

We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at various tax rates. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We cannot assure you that the final tax outcome of these issues will not be different from management estimates, which are reflected in our income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. The taking of control by Hamas, an Islamist movement responsible for many attacks, including missile strikes against Israelis, of the entire Gaza Strip in 2007, further strained relations between Israelis and the Palestinians. The current political situation between Israel and its neighbors may not improve. The impact on Israel of the recent political changes in Syria, Egypt, Libya and other Arab countries is still unknown. Political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45, depending on their function in the army, and are subject to being called for active duty under emergency circumstances. We cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

Political relations could limit our ability to sell or buy internationally.

We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

It may be difficult to serve process and enforce judgments against our directors and executive officers in Israel.

We are organized under the laws of the State of Israel. Certain of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to effect service of process within the United States on us or any of our executive officers or directors who are non-residents of the United States and/or bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

It may further be difficult to enforce court judgments obtained in the United States, including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors that are non-residents of the United States, Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.

As a general rule Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that certain conditions (including that it was rendered under the laws of the competent court, that it may no longer be appealed, enforceability and that it is not contrary to public policy.) Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.  An Israeli court also will not declare a foreign judgment enforceable if it finds it was obtained by fraud, lack of due process or that at the time suit was filed in the foreign court, the same matter was pending before an Israeli court.

If we shall be considered as being engaged in a "trade or business within the United States," we shall be subject to U.S. income tax, with respect to our income that is "effectively connected" with such U.S. trade or business, although we have substantial accumulated losses for tax purpose, and otherwise would not effectively pay income tax.

Our company, BluePhoenix Solutions Ltd., is an Israeli corporation which is subject to Israeli income tax with respect to its operations. However, the majority of our board members are U.S. tax residents. In addition, our chief executive officer is a U.S. citizen and certain general management and control over the business activities of our company is being conducted in the United States. The day-to-day management of our company is currently conducted outside the United States but we may consider in the future conducting certain activities in the United States. We have been advised that if the day-to-day management of our company is determined to be conducted in the United States, we shall be subject to U.S. state and federal income tax as follows:

•
we will be subject to U.S. federal income tax at the same graduated rates applicable to a U.S. domestic corporation (i.e., generally up to approximately 35%) with respect to the portion of our income that is “effectively connected” with such U.S. trade or business.  A “branch profits” tax will also apply; and.

•
the gain on the sale of assets used or held for use in the conduct of a U.S. trade or business should generally be subject to U.S. state and  federal corporate tax, similar to income that is “effectively connected” with a U.S. trade or business.

If we become subject to U.S. state and federal corporate tax, we will not be able to offset against our U.S. income our accumulated net operating losses for tax purposes, which losses were $72.0 million as of December 31, 2010. In addition, we may not be able to offset capital gain upon sale of our assets against our accumulated net operating losses for tax purposes. If this happens, our business, financial condition and results of operations would be materially adversely affected.

Risks Relating to Our Traded Securities

If we fail to comply with the minimum bid price requirement or any other minimum requirement for continued listing on the NASDAQ Global Market, our shares may be delisted.

On December 28, 2011, we executed a one-for-four reverse split of our ordinary shares, resulting in a decrease of the number of our authorized ordinary shares from 40,000,000 to 10,000,000, a decrease of the number of our outstanding ordinary shares from 25,243,610 to 6,310,903 at that time, and an increase of the par value per ordinary share from NIS 0.01 to NIS 0.04. The reverse share split was executed in order to regain compliance with NASDAQ's minimum bid price requirement of $1.00 per share, following the receipt from NASDAQ Global Market of a letter notifying us that we failed to comply with the minimum bid price requirement for continued listing on the NASDAQ Global Market as set forth in Marketplace Rule 5450(a)(1).

Following the reverse share split, we regained compliance with the minimum closing bid price requirement. The closing bid price of our ordinary shares on the NASDAQ Global Market, as of December 19, 2012, was $4.29.

In September 2012, we received an additional letter from NASDAQ Global Market advising us that according to the Form 6-K filed by us for the period ended June 30, 2012, our shareholder equity fell below the minimum $10 million requirement set forth in Marketplace Rule 5450(b)(1)(A) for continued listing on the NASDAQ Global Market. During the third quarter of 2012, we regained compliance with the shareholder equity minimum requirement.

We cannot assure you that we will be able to continue to comply with The NASDAQ Global Market minimum requirements. If we fail to comply with those requirements within the required period, and we shall not be able to take sufficient steps to regain compliance, our shares may be delisted from The NASDAQ Global Market.

The market price of our ordinary shares has been and may be extremely volatile and our investors may not be able to resell the shares at or above the price they paid, or at all.

During the past years, the closing price of our ordinary shares experienced significant price and volume fluctuations. The high and low closing prices of our ordinary shares traded on the NASDAQ Global Market during each of the last three years, after giving effect to the one-for-four reverse split executed in December 2011, are summarized in the table below:

	High	Low
2012 (through December 19)	$4.29	$1.25
2011	$10.00	$2.01
2010	$11.76	$4.80
2009	$15.40	$6.48

As of December 19, 2012, the market price of our ordinary shares was $4.29. We cannot assure you that the market price of our ordinary shares will return to previous levels. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

•	additional impairments of our intangible assets;
•	our continued operating losses and negative cash flows;
•	our continued non-compliance with our debt covenants;
•	our inability to secure funding;
•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	adverse consequences of litigation;
•	public announcements concerning us or our competitors;
•	the introduction or market acceptance of new products or service offerings by us or by our competitors;
•	changes in product pricing policies by us or our competitors;
•	changes in security analysts’ financial estimates;
•	changes in accounting principles;
•	sales of our shares by existing shareholders; and
•	the loss of any of our key personnel.

In addition, global and local economic, political and market conditions, and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

Future sales of our shares to be registered for resale in the public market could dilute the ownership interest of our existing shareholders and could cause the market price for our ordinary shares to fall.

As of November 30, 2012, we have 10,598,047 ordinary shares outstanding and 838,543 ordinary shares reserved for issuance under our employee equity compensation plans, including 547,648 shares reserved for issuance upon the exercise of outstanding employee options, warrants and unvested restricted stock units. As of such date, we also had the following commitments to issue our ordinary shares:

•	127,928 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the private placement consummated in October 2009; and

•	3,000 ordinary shares issuable upon exercise of warrants issued to Liolios Group, Inc., in connection with certain services provided to us.

We registered for resale the shares underlying the warrants issued to the institutional investors in October 2009, pursuant to registration rights agreements entered into with such investors. For more information, see “Item 5.B - Liquidity and Capital Resources – Contractual Commitments and Guarantees" of our Form 20-F for 2011.

The exercise of options by employees and office holders, vesting of restricted stock units granted to employees and office holders, exercise of warrants by investors and conversion of loans to equity, would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon exercise of options, warrants or conversion rights, could adversely affect the market price of our ordinary shares. If a large number of our ordinary shares is sold in a short period, the price of our ordinary shares would likely decrease.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we were not a passive foreign investment company, or PFIC, in 2011, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if after applying certain look-through rules (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the value of our assets averaged quarterly over the taxable year that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares and on certain “excess distributions” with respect to our ordinary shares. For additional information regarding our PFIC status, see the discussion under “Item 10.E. Taxation — United States Federal Income Tax Considerations — Tax Consequences If We Are a Passive Foreign Investment Company” of our Form 20-F for 2011.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain listing requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Global Market. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to the NASDAQ Global Market in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. We follow home country practice with regard to distribution of annual reports to shareholders, meetings of independent directors in which only independent directors participate, approval of share compensation plans and changes in such plans and approval of share issuance or potential issuance which results in a change of control of the company.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a “foreign private issuer,” as such term is defined in Rule 405 under the Securities, where more than 50 percent of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the U.S., or (iii) our business being principally administered in the U.S. If we were to lose our “foreign private issuer” status:

•	we would no longer be exempt from certain of the provisions of U.S. securities laws such as, Regulation FD and the Section 16 short swing profit rules;
•	we would be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;
•	we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;
•	we may lose the ability to reply upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers;
•	we would be required to include substantially more information in proxy statements than presently provided; and
•
if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the Securities and Exchange Commission as a condition to any such financing.

We expect that complying with these additional requirements, if we are no longer considered a foreign private issuer, would significantly increase our legal and audit fees which in turn, could have a material adverse affect on our business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus (including documents incorporated by reference herein) may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. Forward-looking statements convey our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. We use words like “anticipates,” “believes,” “expects,” “future,” “intends,” and similar expressions to mean that the statements are forward-looking.

Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	adverse economic conditions in various geographic areas where our customers and potential customers operate;

•	timing of completion of specified milestones and delays in implementation;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	our ability to accurately predict and respond to market developments or demands;

•	the impact of failures to accurately estimate the costs of fixed-price projects which may result in lower margins or losses;

•	fluctuations in inflation and currency rates;

•	delays in collection of our fees from customers which may result in cash flow shortages;

•	the competitive nature of the modernization market in which we operate, including the functionality of the tools developed and marketed by our competitors; and

•	the risks discussed in the Risk Factors section of this prospectus and in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of our Form 20-F for 2011.

In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

We undertake no obligation to update any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, or otherwise, except as required by applicable law.

THE TRANSACTIONS

On March 19, 2012, we entered into a series of agreements with three of our shareholders: (i) Lake Union Capital Management, LLC, referred to in this prospectus as Lake Union; (ii) Prescott Group Capital Management, LLC, referred to herein as Prescott; and (iii) Columbia Pacific Opportunity Fund, LP, referred to herein as Columbia, and together with Lake Union and Prescott, collectively referred to in this prospectus as the "selling shareholders" or the "three shareholders."

The agreements entered into with the selling shareholders, and referred to in this prospectus as the "transactions," include the following:

(i)
an Assignment and Assumption Agreement pursuant to which the rights and obligations of the lenders with respect to a $5 million loan granted to us in April 2011, by a financial institution and other lenders, referred to herein as the original loan and original lenders, respectively, were purchased from the original lenders by Lake Union, Prescott and Columbia, in equal shares, subject to certain terms and conditions;

(ii)	an Amended Loan Agreement (as further amended on April 15, 2012) pursuant to which:

•	the maturity date of the loan purchased by the three shareholders from the original lenders, would be May 1, 2014;
•	the loan would bear interest at a rate of 6% per annum from the date of its extension, and the loan would be payable in quarterly installments;
•	any payment not paid by us when due, would bear interest at a rate of 8% per annum and after 6 months from the date the payment was due, would bear interest at a rate of 9.5% per annum;
•
we could pay the accrued interest in ordinary shares at the request of the three shareholders, or at our discretion, if we reasonably believed that we did not have available funds to pay a certain interest installment in cash, taking into account our other obligations. The conversion rate to be used for calculating the amount of shares to be issued upon conversion of the accrued interest would be determined according to the lower of 20-day volume weighted average price per share (three trading-days prior to the payment date, every quarter) or $3 per share;

•
the three shareholders were granted the right to convert the principal amount of the loan and interest accrued thereon into ordinary shares, at any time prior to August 31, 2012, at a price which is the lower of (i) the 30-day volume weighted average price per share of our ordinary shares, calculated as of the end of the two trading-days prior to the closing; or (ii) $3 per share. Additionally, the three shareholders were granted the right to convert the principal amount of the loan and the accrued interest into ordinary shares at any time that the loan is outstanding at a price of $3 per share;

•
we undertook to refrain from entering into a transaction with a third party or series of related transactions, under which more than fifty percent (50%) of our outstanding share capital following such transaction or series of related transactions, would be held by a person or entity or group of affiliated entities, other than the existing shareholders as of the date of closing, unless the buyers were approved in advance by the three shareholders, such approval shall not be unreasonably withheld;

•
we undertook that upon full repayment of the debts to the banks, the second-ranking liens registered in the name of the three shareholders, should become senior to any and all security interests granted by us and that we shall not grant any senior or pari passu security interests to any other party;

In accordance with the amendment to the Amended Loan Agreement, we agreed that on or prior to August 31, 2012, we would issue to the lenders ordinary shares at an amount equal to 18.7% of our outstanding share capital as of the date of issuance. However, in the event that any of the three shareholders elected to exercise the conversion option with respect to the loan, as described above, such shareholder would not be entitled to its portion in the share issuance. Whereas all of the three shareholders exercised their conversion option prior to August 31, 2012, we did not issue to them the additional 18.7% portion of our share capital.

(iii)
a Bridge Loan Agreement (as amended on August 17, 2012) referred to in this prospectus as the Bridge Loan Agreement, for extension to us of (a) a $500,000 bridge loan ; and (b) additional loans of up to $1.5 million to be extended by the three shareholders no later than May 3, 2013, insofar as so mutually agreed by the parties.  Pursuant to the Bridge Loan Agreement:

•	the maturity date of the bridge loan and any additional loans, if extended, is May 3, 2013;
•
the bridge loan as of the closing date, and any additional loans, as of the date of their extension (insofar as extended), will bear interest at a rate of 8% per annum, and shall be payable in one installment on May 3, 2013, or at any earlier date at our discretion, subject to the conversion rights of the parties as set forth below ;

•
we are entitled to pay the accrued interest, in ordinary shares, at the request of the three shareholders, or at our discretion, if we reasonably believe that we do not have available funds to pay a certain interest installment in cash, taking into account our other obligations.   Additionally, the three shareholders shall have the right to convert the entire amount of the bridge loan and any additional loans, if extended, together with interest accrued thereon, into ordinary shares.  The number of ordinary shares to be issued will be calculated according to the lower of (i) the 20-day volume weighted average price per share of the ordinary shares calculated as at the end of the three trading-days prior to the interest payment date; or (ii) $3 per share;

•
additionally, the three shareholders were granted the right at any time prior to November 30, 2012, to convert (in full and not in part) the principal amount of the loan extended under the Bridge Loan Agreement and interest accrued thereon, into ordinary shares, at a price per share equal to the 30-day volume weighted average price per share of our ordinary shares calculated as at the end of the two trading-days prior to the closing date of the Bridge Loan Agreement;

•
the loans under the Bridge Loan Agreement were secured by a second ranking fixed pledge and charge over the company's goodwill, a floating charge over the company's assets and a fixed charge on the company's rights to receive payments from insurance of the company's tangible assets. We undertook that the aforesaid security interest would be second only to pledges and charges that are registered in favor of the banks and their successors and assignees; and

(iv)
a Registration Rights Agreement pursuant to which we are required to file a registration statement on Form F-3 to cover the resale of the ordinary shares issued upon conversion of the abovementioned loans and interest accrued thereon.

The transactions with the three shareholders were subject to shareholder approval, which has been obtained.

Each of the selling shareholders, the original lenders, and us irrevocably released and waived the other parties and their directors, officers, representatives and other affiliated parties, from any liability with regard to events that occurred prior to the date of the closing of the Amended Loan Agreement.

During July and August 2012, the selling shareholders exercised their conversion right with respect to the loan assigned to them by the original lenders, and accordingly, in reliance upon the exemption from the registration provisions of the U.S. Securities Act of 1933, as amended, set forth in Section 4(2) thereof, we issued to the selling shareholders 3,350,534 shares, of which 1,111,911 were issued to Lake Union, 1,121,194 to Prescott and 1,117,429 to Columbia.

In September 2012, the selling shareholders exercised their conversion right with respect to the bridge loan, and accordingly, in reliance upon the exemption from the registration provisions of the U.S. Securities Act of 1933, as amended, set forth in Section 4(2) thereof, we issued to the selling shareholders 327,858 ordinary shares.

If we borrow the full amount of the additional $1.5 million of loans available under the Bridge Loan Agreement and the selling shareholders convert these loans, we estimate that up to 357,977 ordinary shares would be issuable to the selling shareholders upon the conversion, assuming the maximum amount of interest to be accrued thereon. The conversion rate used for calculation of the amount of shares so issuable was $4.29 per share, the closing sales price of our ordinary shares on the NASDAQ Global Market on December 19, 2012.

This prospectus forms a part of the registration statement that is being filed to satisfy our obligations under the registration rights agreement to register: (i) the ordinary shares issued to the selling shareholders, upon exercise of their conversion right with respect to the loan assigned to them by the original lenders and the bridge loan; and (ii) the additional ordinary shares issuable with respect to the additional loans insofar as such loans shall be extended and converted.

PRICE RANGE OF OUR SHARES

The following table shows the high and low closing price for our ordinary shares as reported on the NASDAQ Global Market for the periods indicated.

Calendar Period	Closing Price Per Share In US$
	High	Low
Annual
2007	85.96	23.76
2008	82.65	5.60
2009	15.40	6.48
2010	11.76	4.80
2011	10.00	2.01
Fiscal Quarters
2010
First Quarter	11.76	9.20
Second Quarter	10.28	4.88
Third Quarter	9.40	4.80
Fourth Quarter	9.28	7.20
2011
First Quarter	10.00	6.78
Second Quarter	7.72	4.04
Third Quarter	4.84	2.01
Fourth Quarter	3.24	2.20
2012
First Quarter	3.02	1.26
Second Quarter	2.60	1.25
Third Quarter	3.97	2.62
Most Recent Six Months
June 2012	2.60	1.95
July 2012	3.52	2.62
August 2012	3.60	3.22
September 2012	3.97	2.76
October 2012	3.87	3.53
November 2012	3.97	3.75
December 2012 (through December 19)	4.29	3.90

On December 19, 2012, the closing price of our ordinary shares on the NASDAQ Global Market was $4.29.

CAPITALIZATION

The table below sets forth our capitalization as of November 30, 2012:

•	on an actual basis, and

•	on an as adjusted basis to give effect to the issuance of 3,678,392 ordinary shares to the selling shareholders following the exercise of their conversion right in the third quarter of 2012; and

•
on an as further adjusted basis to give effect to the issuance of the additional shares issuable to the selling shareholders, assuming the borrowing by us of the full $1.5 million additional loans and conversion of this amount into ordinary shares, including interest accrued thereon, At a price per share of $4.29.

	November 30, 2012
	Actual	As Adjusted	As Further Adjusted
	(in thousands)

Short-term bank credit	9,742	185	185
Long term bank credit and other	281	281	281
Warrants	327	327	327

Equity
Share capital - ordinary shares of NIS 0.04 par value (authorized 17,500,000 shares; 7,131,553 issued: 6,919,655 shares outstanding; 10,809,945 issued and 10,598,047 shares outstanding, as adjusted	59	97	101
Non-controlling interest	(53)	(53)	(53)
Additional paid-in capital	125,535	135,053	136,549
Accumulated other comprehensive loss	(1,537)	(1,537)	(1,537)
Cost of 211,898 shares held by subsidiaries	(5,447)	(5,447)	(5,447)
Accumulated deficit	(114,907)	(114,907)	(114,907)
Equity	4,443	14,000	15,500
Total Capitalization	14,793	14,793	16,293

The table above does not include:

•	127,928 ordinary shares issuable upon the exercise of warrants outstanding as of November 30, 2012, at an exercise price of $1.5634 per share;

•	3,000 ordinary shares issuable upon exercise of warrants outstanding as of November 30, 2012, at an exercise price of $7.20 per share;

•	351,317 ordinary shares issuable upon the exercise of share options outstanding as of November 30, 2012, at a weighted-average exercise price of $3.48 per share;

•	196,331 ordinary shares issuable upon vesting of restricted share units outstanding as of November 30, 2012; and

•	290,895 ordinary shares available for future issuance under our employee equity compensation plans as of November 30, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our unaudited consolidated financial statements and related notes, prepared in accordance with U.S. GAAP for the nine months ended September 30, 2012 and our audited financial statements for the year ended December 31, 2011 included in our Form 20-F for 2011 and incorporated by reference herein.

Overview

We engage in the IT modernization solutions business and provide professional services. During 2011 and 2012, we pursued our strategic plan in order to focus on the legacy modernization business. Accordingly, we sold certain activities and our holdings in certain subsidiaries, and shut down certain of our operations as described below.

We have experienced a significant decline in our revenues from $69.5 million in 2009 to $47.3 million in 2010 and to $27.2 million in 2011. Our revenues for the nine months ended September 30, 2012 were $11.8 million compared to $20.7 million for the nine months ended September 30, 2011. The decline in our revenues stems from the sale of AppBuilder technology in 2011 and certain other activities and subsidiaries in 2012, as well as the general economic recession, including in the financial services and banking sector, which resulted in a decline in the number of our customers.

Economic conditions in our target markets have experienced a significant prolonged downturn and remain uncertain. Challenging economic times have caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. Our services, particularly in modernization projects, deal with customer mission critical applications and encapsulate risk for the customer. Therefore, our customers are more cautious in entering into these types of transactions with us, and consequently, the process for approval and signing of deals may be lengthy and expensive.

In response to these market conditions, we are focusing on providing customers with legacy modernization solutions that have a cost effective impact on the customers’ information technology spending, which is particularly important during difficult economic environment.

We sought to offset the decrease in our revenues by instituting initiatives to reduce costs, improve working capital and mitigate the effects of the different related economic conditions on our business. The number of our employees has decreased from approximately 630 in 2009 to 460 in 2010 and to 350 in 2011. As of November 30, 2012, we employ approximately 130 employees. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, the significant amount of severance and other termination costs contributed to our losses and negative cash flow in 2011 and the nine months ended September 30, 2012.

In 2011, we entered into an agreement with Magic, pursuant to which we sold to Magic our AppBuilder technology. The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. As of December 15, 2012, $2.0 million is still held in escrow. Subject to the fulfillment of certain conditions, half of the outstanding balance of the escrow funds is expected to be released on December 31, 2012 and the remaining balance on December 31, 2013. As a result of the transaction, we recorded a capital loss of $4.1 million in 2011, mostly derived from the realization of goodwill in the amount of $13.1 million. During the nine months ended September 30, 2012, we recorded a capital gain of $1.4 million in relation to proceeds received from this transaction.

In addition, we undertook to provide Magic with certain professional services during a three-year period commencing at the closing of the transaction. Revenues generated from these services in 2011 and during the nine months ended September 30, 2012, were $483,000 and $1.55 million, respectively. Following the initiation of the sale of operations of BridgeQuest Inc., we reached an understanding with respect to these services, but we do not expect to derive additional revenues from these services in 2013.

Our investment in research and development in 2011 amounted to $4.2 million, compared to $6.7 million in 2010 and $11.4 million in 2009. During the nine months ended September 30, 2012, our investment in research and development amounted to $1.3 million compared to $3.4 million during the nine months ended September 30, 2011. The decrease in software development costs in 2011 compared to 2010 and further in the nine months ended September 30, 2012, was attributable to the implementation of our cost saving plan which was aimed to reduce the overall number of our employees, including those engaged in research and development activities. The decrease in software development costs in 2010 compared to 2009 was attributable to the reallocation of human resources from research and development costs to cost of sales and termination of employment of a significant number of employees as part of the continued implementation of our cost savings plan.

We have also incurred significant charges related to impairment losses on our goodwill.  Pursuant to impairment tests performed in 2011, 2010 and 2009, impairment losses of $9.6 million, $13.2 million and $5.7 million, respectively, related to goodwill of our overall IT modernization reporting unit were identified and charged to income. These impairment losses are attributed mainly to the decrease our in revenues and the decline in our stock price.

In May 2012, we completed the sale of our 51% share holdings in Liacom Systems Ltd., referred to as Liacom, for an aggregate consideration of $1.7 million. This sale was part of our strategic plan to focus on the legacy modernization business. The proceeds from the sale were used to repay loans.

In June, 2012, we entered into an agreement for the sale of our holdings in BluePhoenix Knowledge Management Systems Ltd., for a consideration of $550,000.

In November 2012, we announced the initiation of the sale of the operations of BridgeQuest, Inc. and its relevant subsidiary. As a result, we do not expect to derive revenues from BridgeQuest, Inc. in 2013. BridgeQuest Inc. is our wholly owned subsidiary in the time and materials business with over 90 employees in Russia and the US. The sale is part of a series of actions over the last year intended to shed less profitable business units of BluePhoenix

On September 11, 2012, we reported the voluntary delisting of our ordinary shares from trading on the Tel Aviv Stock Exchange, which delisting became effective on December 13, 2012.

Challenges and opportunities

In a market that continues to innovate and evolve, new technologies and practices, by definition, render existing technology deployments out-of-date - or legacy. By the same measure, however, in order for us to capitalize on the constant source of legacy solutions, we must evolve our solutions portfolio to deal with the changing definition of what constitutes “leading edge” technologies and the growing set that is deemed to be “legacy.” Over time, as one legacy set of technologies is gradually replaced, we must be capable of addressing the modernization needs of the next set of aging technologies. However, these cycles are slow and provide us with the time to update our tolls and products and build the necessary knowledge in house.

The fact that the modernization needs of the market are evolving on a constant basis, necessitates that we be capable of tracking and predicting changes in technologies. Anticipating the needs of the IT modernization market and delivering new tools and services that satisfy the emerging needs is a critical success factor.

However, even if we develop modernization solutions that address the evolving needs of the legacy IT modernization market, we cannot assure that there will be a predictable demand for our offerings. Variables ranging from the macro-economic climate, to the competitive landscape, to the perceived need that the enterprise market has for a specific modernization solution, may have an impact such as, a longer sales cycle or increased pricing pressure.

To keep up with the anticipated growing demand for our tools and services, we must retain our highly skilled personnel in the fields of project management, legacy systems, and leading modern technologies. Maintaining and growing the requisite skill base can be problematic; personnel with an understanding of legacy technologies is a finite resource and the market for recruiting and retaining such skills can be highly competitive.

Discontinued Operation

In May 2012, we completed the sale of our 51% controlling interest in Liacom for an aggregate consideration of $1.7 million. The sale formed part of our strategic plan to focus on our legacy modernization core business and sell our other non-core activities. Liacom met the definition of a component. Accordingly, the results of operation of Liacom as discontinued operation in the statement of operations and prior periods' results have been reclassified. Unless stated otherwise specifically, all figures below, as well as in our financial statements for the nine months ended September 30, 2012, forming part of this prospectus, referred to as our quarterly financial statements, exclude Liacom’s results, which are presented as a discontinued operation. See Note 6 to our quarterly financial statements.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP. Accordingly, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Revenues derived from direct software license agreements are recognized in accordance with FASB ASC Topic 985 “Software” (“ASC 985”), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists.

We typically sell our software products and services in stand-alone contracts for software product licenses, services, or maintenance and support. A relatively small portion of our arrangements includes multiple elements. These arrangements are usually arrangements in which we sell a software product license and post-contract support, referred to as PCS.

We allocate the total fee arrangement to the software and the PCS undelivered element based on vendor-specific objective evidence, referred to as VSOE, under which “The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately.” The fair value of the PCS is calculated by the consistent renewal rate of the PCS stated in the relevant contract. The portion of the fee arrangement allocated to the PCS is recognized as revenues ratably over the term of the PCS arrangement.

In some agreements with our customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (we do not provide specific upgrades). These upgrades are considered post-contract support (PCS). Revenue allocated to the PCS is recognized ratably over the term of the PCS.

Long term contracts accounted for pursuant to FASB ASC Topic 605-35-25 (prior authoritative literature: SOP 81-1, “Accounting for Performance of Construction-Type Contracts”) are contracts in which we sell our software framework, on which material modifications, developments and customizations are performed, to provide the customer with a new and modern IT application with enhanced capabilities that were unavailable in its former legacy system. The services are essential to the functionality of the software and to its compliance with customers’ needs and specifications. Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. Changes in our estimates may affect the recognition of our long-term contract revenues. We recognize contract losses, if any, in the period in which they first become evident. Some of our contracts include client acceptance clauses. In these contracts, we follow the guidance of ASC 985-605-55 (formerly TPA 5100.67) and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer’s involvement in the negotiation process, and the existence of other service providers and the payment terms.

We present revenues from products and revenues from services in separate line items. The product revenues line item includes revenues generated from (i) stand-alone software products; and (ii) software products that were included in multiple-element arrangements and were separated pursuant to ASC 985 as aforementioned.

In the services revenue line item, we include (i) revenues generated from stand-alone consulting services; (ii) revenues generated from stand alone PCS; (iii) revenues accounted for pursuant to ASC 605-35-25; and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to ASC 985 as aforementioned. We have included all long term contracts arrangements in the service revenue line item since we cannot establish VSOE of fair value to neither the service element nor the software element. Our software framework and these kinds of modifications and customizations are not sold separately. Therefore, we can not appropriately justify reflecting the product portion separately in our statement of operations.

Impairment of goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational performance of our acquired businesses and investments.

In accordance with FASB ASC Topic 350 “Intangible – goodwill and other,” indefinite life intangible assets and goodwill are not amortized but rather subject to periodic impairment testing.

Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples, and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for our goodwill and intangible assets. These write downs may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. In addition, we evaluate a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a portion of the reporting unit will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in our market capitalization as compared to our book value; or (vi) the testing for recoverability of a significant asset group within the reporting unit.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the reporting unit for the purpose of our periodic analysis, we make estimates and judgments about the future cash flows of the reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting unit. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

We have one operating segment and one reporting unit related to overall IT modernization. We utilize a two-step method to perform a goodwill impairment review in the fourth quarter of each fiscal year or when facts and circumstances indicate goodwill may be impaired. In the first step, we determine the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In 2011, 2010 and 2009, we performed impairment tests, and identified impairment losses of $9.6 million, $13.2 million and $5.7 million, respectively, related to goodwill of our overall IT modernization reporting unit, which were charged to operations. We attribute this impairment primarily to the decline in revenues and the decline in prices.

We determine the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as we believe this approach best approximates the unit’s fair value. We corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of the reporting unit by reconciling to its market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Following such reconciliation, we found that there was no material difference (approximately 2.9%) between the fair value of the reporting unit and its market capitalization as of December 31, 2011. If our market capitalization falls below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, we may be required to record additional impairment charges for our goodwill. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market share price or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

In determining gain or loss on disposal of a portion of the AppBuilder technology, the amount of goodwill that was included in that carrying amount of the disposed reporting unit was based on the relative fair values of the disposed of business and the portion of the reporting unit that was retained.

Stock Based Compensation. We account for stock-based compensation to employees in accordance with FASB ASC Topic 718 “Compensation - Stock Compensation.” In the past three years, most of the awards were of restricted stock units (“RSUs”).  RSUs are valued based on the market value of the underlying stock at the date of grant. A small portion of the awards are share options. We measure and recognize compensation expense with respect to share options based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that we make several estimates, including the option’s expected life and the price volatility of the underlying stock.

Income taxes. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty.  Accounting for uncertainty in income taxes requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations. As of December 31, 2011, there are no unrecognized tax benefits. Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, when it is more likely than not that deferred tax assets will not be realized in the foreseeable future. In calculating our deferred taxes we are taking into account various estimations, which are examined and if necessary adjusted on a quarterly basis, regarding our future utilization of future carry forward losses.

Accounts receivable and Allowances for Doubtful Accounts. Our trade receivables include amounts due from customers. We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Derivative Instruments. Under the provisions of FASB ASC Topic 815 “Derivatives and hedging,” all derivatives are recognized on the balance sheet at their fair value.

We use foreign currency options, forward exchange contracts and forward interest rate contracts to assist in managing financial risks. We do not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated as hedging instruments under ASC 815.

Recently Issued Accounting Pronouncements

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance to present certain reclassification adjustments into and out of accumulated other comprehensive income on a gross basis. We adopted the guidance commencing January 1, 2012.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. This update had no impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU is intended to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45; or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply this amendment for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. ASU No. 2011-11 relates specifically to disclosures, it will not have an impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the FASB Accounting Standards Codification (Codification) in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. This update did not have an impact on our consolidated financial statements.

Our Reporting Currency

The currency of the primary economic environment in which the operations of BluePhoenix and most of its subsidiaries are conducted is the U.S. dollar. In addition, a substantial portion of our revenues and costs are incurred in dollars. Thus, the dollar is our functional and reporting currency.

We follow FASB ASC Topic 830 “Foreign currency translation” and accordingly non monetary transactions denominated in currencies other than the dollar are measured and recorded in U.S. dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the nine months ended September 30,	Inflation rate in Israel	Revaluation (Devaluation) of NIS against the US$	Revaluation (Devaluation)of euro against the US$
	%	%	%
2011	2.2	(4.6)	(1.7)
2012	2.1	(2.4)	(0.2)

A.           Operating Results

The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

Statement of Operations Data as a Percentage of Revenues:

	Nine months ended September 30,
	2012	2011
	%	%
Revenues	100.0	100.0
Cost of revenues	72.2	75.7
Gross profit	27.8	24.3
Research and development costs	10.6	16.5
Selling, general, and administrative expenses	64.6	58.3
Loss on sale of subsidiary and AppBuilder	(2.9)	0.0
Operating loss	(44.5)	(50.5)
Financial expenses, net	45.2	3.7
Other income, net	(4.9)	0.0
Loss before taxes on income	(84.8)	(54.2)
Income tax (expense) benefit	1.5	0.4
Net loss from continued operation	(86.3)	(54.6)
Loss from discontinued operation	5.7	(0.5)
Net loss	(92.0)	(54.1)
Net results attributable to non-controlling interests	1.4	(0.6)
Net loss attributable to BluePhoenix’ shareholders	(93.4)	(53.5)

Nine months ended September 30, 2012 and 2011

Revenues. Revenues decreased by 43% from $20.7 million in the nine months ended September 30, 2011 to $11.8 million in the nine months ended September 30, 2012. The decrease is mainly attributable to the sale of AppBuilder technology in 2011 and certain other activities and subsidiaries in 2012, as well as from the general economic recession, including in the financial services and banking sector, which resulted in a decline in the number of our customers.

Revenues from the activities and subsidiary that we sold, that were derived prior to the sale, amounted to $7.9 million, during the nine months ended September 30, 2011, representing 38% of our revenues for that period. During the nine months ended September 30, 2012, revenues from the activities and subsidiary that we sold amounted to $290,000. Revenues from BridgeQuest amounted to $3.9 million in the nine months ended September 30, 2011 and $4.2 million in the nine months ended September 30, 2012.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades. Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our results were also affected by the decline in the financial services industry, which is one of our target markets. In the nine months ended September 30, 2011, approximately 37% of our revenues derived from the financial services industry, compared to 12% in the nine months ended September 30, 2012. Revenues derived from IT Software/Services industry were approximately 43% of our revenues in 2011 and 49% of our revenues during the nine months ended September 30, 2012.

We have identified delays in placement of purchase orders by customers and longer sales cycles. The negotiation process with our customers has developed into a lengthy and expensive process. In addition, some of our customers have delayed or cancelled information technology projects or are seeking to lower their costs, which have resulted in reduced prices being paid for our products. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us.

We currently concentrate our resources on providing legacy modernization solutions and services. Our revenues are generated from legacy systems modernization (turn-key projects, products and related maintenance) and from long term services and maintenance contracts. Revenues generated from legacy systems modernization decreased by 9%, from $7.6 million in the nine months ended September 30, 2011 to $7.0 million in the nine months ended September 30, 2012. The decrease is mainly due to decrease in revenues from consulting services to legacy modernization customers and the decrease in revenues from software licenses. The decrease was partly offset by revenues from turn-key projects. As a percentage of revenues, revenues from legacy modernization increased from 37% of revenues during the nine months ended September 30, 2011 to 59% of revenues during the nine months ended September 30, 2012.

Revenues generated from our products (software licenses) decreased by 85%, from $2.8 million during the nine months ended September 30, 2011 to $410,000 during the nine months ended September 30, 2012. Revenues generated from our services decreased by 36% from $17.9 million during nine months ended September 30, 2011 to $11.4 million during the nine months ended September 30, 2012.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	Nine months ended September 30,
	2012	2011
	%	%
North America	27	19
Europe	30	47
Asia and the Far East	43	34
Total	100	100

Revenues from customers located in Europe, as a percentage of revenues, decreased from 47% in the nine months ended September 30, 2011 to 30% in the nine months ended September 30, 2011. The decrease stems from the sale of AppBuilder activity, located in Europe, as well as from loss of customers.

Gross Profit. Gross profit decreased by 35% from $5.0 million in the nine months ended September 30, 2011 to $3.3 million in the nine months ended September 30, 2012. The decrease is mainly attributable to the significant decrease in revenues in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011.

Gross profit as a percentage of revenues, was 28% in the nine months ended September 30, 2012 compared to 24% in the nine months ended September 30, 2011. The increase is mainly attributable to a decrease in the amortization of intangible assets, as well as the decrease in certain direct costs, which was partially offset by the increase in salary costs as a percentage of revenues.

Cost of revenues. Cost of revenues consists of salaries, amortization of intangible assets, fees paid to independent subcontractors and other direct costs. Cost of revenues decreased by 46% from $15.7 million in the nine months ended September 30, 2011 to $8.5 million in the nine months ended September 30, 2012. This decrease resulted primarily from the reduction in our workforce, as well as the amortization of intangible assets which contributed $1.3 million to our cost of revenues during the nine months ended September 30, 2012. Cost of revenues as a percentage of revenues decreased from 76% in the nine months ended September 30, 2011 to 72% in the nine months ended September 30, 2012. This decrease is attributable to the decrease in amortization of intangible assets, as well as the decrease in certain direct costs, which was partially offset by the increase in salary costs as a percentage of revenues.

Research and development costs. Research and development costs consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Our development costs are allocated among our modernization suite of tools and are charged to operations as incurred. Research and development costs decreased by 63% from $3.4 million in the nine months ended September 30, 2011 to $1.3 million during the nine months ended September 30, 2012. The decrease was mainly as a result of the reduction in our research and development activities, shifting of our research and development activities to our cost-effective off-shore centers, reallocation of professional human resources from research and development to the delivery of turn key projects and termination of employment of a significant number of employees. As a percentage of revenues, research and development costs decreased from 17% in in the nine months ended September 30, 2011 to 11% in the nine months ended September 30, 2012.

Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, sales commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, depreciation and amortization. Selling, general, and administrative expenses decreased by 37% from $12.1 million in the nine months ended September 30, 2011 to $7.6 million in the nine months ended September 30, 2012. This decrease is attributable to our cost saving plan resulting in dismissal of employees. As a percentage of revenues, selling, general and administrative expenses increased from 58% in the nine months ended September 30, 2011 to 65% in the nine months ended September 30, 2012. The increase was as a result of the significant decline in revenues. Expenses for doubtful accounts decreased from $1.3 million in the nine months ended September 30, 2011 to $215,000 in the nine months ended September 30, 2012, based on a quarterly reassessment.

Gain on sales of subsidiaries and AppBuilder. Gain on sale of AppBuilder, in the nine months ended September 30, 2012, amounted to $1.4 million, and constitute proceeds previously received at the AppBuilder transaction that were subject to fulfillment of certain conditions that have been met. This amount was partially offset against $1.1 million loss on sale of subsidiaries.

Financial expenses, net. Financial expenses increased from $765,000 in the nine months ended September 30, 2011 to $5.3 million in the nine months ended September 30, 2012. Financial expenses include mainly interest paid on a loan extended by third party and expense due to derivative financial instruments and realized gain on marketable securities. Financial expenses also include accounting charges related to warrants previously issued by us, that we record as a derivative, and expenses from fluctuations in foreign currency exchange rate that were offset by income from hedging activity. The increase in financial expenses is mostly attributable to (a) accounting charges related to warrants issued by us in prior years, that we record as a derivative; and (b) increase in fair value of embedded derivative in connection with the loans received from our three shareholders. Financial expenses for the nine months ended September 30, 2012 also include expenses from fluctuation in foreign currency exchange rates that were offset by income from hedging activity.

Other income, net. Other income, net was $580 in the nine months ended September 30, 2012 and constitutes the repayment of loan extended by us to Cicero Inc.

Income tax expense. In the nine months ended September 30, 2012, we had income tax expense of $174,000 compared to income tax expense of $78,000 in the nine months ended September 30, 2011. The tax expense in the nine months ended September 30, 2012 is compounded from $93,000 current tax expense and $81,000 tax benefit related to previous years.

Net loss (profit) from discontinued operation. Net loss from Liacom in the nine months ended September 30, 2012 was $673,000 compared to net income of $97,000 in the nine months ended September 30, 2011.

Net income (loss) attributable to non-controlling interest. Net income attributable to non-controlling interest in the nine months ended September 30, 2012 was $175,000 compared to net loss of $121,000 in the nine months ended September 30, 2011, and represented the non-controlling share in the net profit (loss) of our subsidiary, Zulu Software Inc. The change in non-controlling interest results from the change in the net profit of this subsidiary.

B.           Liquidity and Capital Resources

How We Have Financed Our Business

Public Offerings

In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of NIS 54.0 million that were equal at the time of the transaction to approximately $11.5 million (the dollar amount was calculated based on the exchange rate at the date of the transaction). All of the notes have been converted into shares.

Private Placements

In 2004, we completed a $5 million private placement of convertible debentures and warrants to institutional investors. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009. In 2008, the institutional investors converted the entire principal amount of the debentures into 405,198 ordinary shares. As of the date of this prospectus, 2012, all outstanding warrants were expired.

In November 2007, we completed a $35 million private placement of ordinary shares and warrants issued to institutional investors. The net proceeds from the offering were mainly used for repayment of debt. As of the date of this prospectus, all outstanding warrants were expired.

In October 2009, we completed a $4.2 million private placement of ordinary shares and warrants issued to institutional investors. Under the Securities Purchase Agreement entered into with the institutional investors, we sold to the investors 341,144 ordinary shares and the investors were also granted Series A Warrants exercisable into 204,686 ordinary shares, until October 2014, of which warrants to purchase 127,928 ordinary shares are still outstanding. The adjusted exercise price of these warrants is $1.5634 per share.  Other warrants issued to the investors expired.  As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

Credit Facilities with Banks

As of the date of this prospectus, we have outstanding credit facilities with Bank Ha’Poalim Ltd. and Bank Leumi Le’Israel Ltd. The aggregate amount outstanding under these credit facilities as of September 30, 2012 was $368,000. As of December 15, 2012, the aggregate amount outstanding under our credit facilities was $290,000. We used these credit facilities to finance ongoing operations and to make contingent consideration payments. In connection with these credit facilities, we are committed to the banks for certain covenants related to our operations.

As part of our arrangements with the banks, we provided the banks with a floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges.

Our financial covenants to the banks include the following:

•	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets, provided however that such amount does not fall below $13 million;
•	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of $4 million;
•	maintaining a cash and cash equivalents balance of $2 million;
•	maintaining a level of EBITDA in four sequential quarters of no less than $1 million;
•	maintaining maximum amount of financial debt (excluding the loan from third parties described below) of no more than 30% of our total assets;
•	maintaining a ratio of our bank liabilities to the total balance of AR, cash and cash equivalents and bank guarantees that were given for credit assurance, of no more than 40%; and
•	maintaining maximum balance of sold receivables of not more than $ 3 million.

Agreements with our Three Major Shareholders

On March 19, 2012, we entered into a series of agreements with our three major shareholders: (i) Lake Union Capital Management, LLC, referred to in this prospectus as Lake Union; (ii) Prescott Group Capital Management, LLC, referred to herein as Prescott; and (iii) Columbia Pacific Opportunity Fund, LP. These agreements include an Assignment and Assumption Agreement with respect to a $5 million loan previously extended to us by a financial institution and other lenders, an Amended Loan Agreement, a Bridge Loan Agreement and a Registration Rights Agreement. For more information about these agreements, see the section in this prospectus entitled “The Transactions" on page 18 above.

Cash and Cash Equivalents

As of September 30, 2012, we had cash and cash equivalents of $1.9 million and working capital of $2.2 million. As of December 31, 2011, we had cash and cash equivalents of $4.0 million and negative working capital of $1.7 million. The working capital increased primarily due to the decrease in short-term loans and the decrease in trade payables and other account payables. This was partially offset by the decrease of trade account receivables and cash and cash equivalent.

Net cash used in operating activities during the nine months ended September 30, 2012, was $4.0 million compared to $6.4 million during the nine months ended September 30, 2011. The change is primarily attributable to the significant decrease in our operating loss following the completion of the implementation of our cost saving plan. In addition, in the nine months ended September 30, 2012, we incurred negative cash flow, at an amount of $1.3 million, due to the change in operating assets and liabilities. In the nine months ended September 30, 2011 we had positive cash flow of $1.5 million. Trade receivables, net decreased by $755,000. The decrease was a result of the decrease in revenues and the collection of account receivables. This was offset by a decrease in trade payables and other payables at an amount of $1.4 million. Other receivables increased by $691,000.

Net cash provided by investment activities in the nine months ended September 30, 2012, was $7.0 million compared to net cash used for investment activities of $1.3 million in the nine months ended September 30, 2011. Cash provided by investment activities includes restricted cash of $4.1 million, proceeds from sales of subsidiaries and AppBuilder of $3.0 million, investments in fixed assets of $60,000 and proceeds from sale of property and equipment of $50,000. Net cash used for investment activities includes contingent consideration for previously purchased subsidiaries and activities of $1.2 million, investments in fixed assets of $161,000 and proceeds from sale of property and equipment of $32,000.

Net cash used in financing activities was $5.0 million in the nine months ended September 30, 2012 and $1.7 million during the nine months ended September 30, 2011, which consisted primarily from repayment of loans to the banks and to third party.

Capital Expenditures

Our capital expenditures include the consideration paid for acquired activities and technologies.

During the nine months ended September 30, 2012, we received proceeds from the sale of AppBuilder in an amount of $1.4 million. As of December 15, 2012, $2.0 million is still held in escrow. Subject to the fulfillment of certain conditions, half of the outstanding balance of the escrow funds is expected to be released on December 31, 2012 and the remaining balance on December 31, 2013.

In addition, during the nine months ended September 30, 2012, we received proceeds from a sale of subsidiaries in an aggregate amount of $616,000.

Investment in property and equipment required to support our software development activities was comprised mainly of office reconstruction, computers and peripheral equipment and was $60,000 in the nine months ended September 30, 2012 and $161,000 in the nine months ended September 30, 2011. The decrease was primarily the result of the implementation of our cost savings plan and the decrease in the number of our employees.

In 2011 and the nine months ended September 30, 2012, we did not repurchase any of our shares. As of September 30, 2012, we had repurchased an aggregate of 592,810 of our ordinary shares under our buy-back programs, for an aggregate of approximately $15.2 million. Some of the repurchased shares were allotted to employees and consultants in connection with the exercise of options and vesting of RSUs under our option and award plans. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Israeli Companies Law, 1999, the repurchased shares held by us do not confer upon their holder any rights. The first buy-back program adopted in May 1998 enables us to purchase our shares, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, up to an additional 500,000 ordinary shares. We do not currently intend to make any additional repurchases under these two buy-back programs. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on December 19, 2012 was $4.29.

Contractual Commitments and Guarantees

2009 Warrants

In October 2009, as part of a $4.2 million private placement, we issued to institutional investors Series A Warrants exercisable into 204,686 ordinary shares, until October 2014, of which warrants to purchase 127,928 ordinary shares are still outstanding. The adjusted exercise price of these warrants is $1.5634 per share.  Other warrants issued to the investors expired.  As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

Registration Rights Agreement

In October 2002, we granted certain registration rights to Formula Systems (1985) Ltd., or Formula, our former controlling shareholder, Mr. Arie Kilman and another shareholder of Liraz, in a Share Exchange Agreement with those shareholders. Under this agreement, if we propose to register our ordinary shares under the Securities Act, each of these holders may request that we register his shares as well, subject to certain limitations. We shall bear all expenses in connection with the registration, provided that all underwriting commissions shall be paid by the holders selling shares with respect to their shares sold. In 2007, Formula waived its rights under this agreement in connection with the sale of its shares of BluePhoenix.

Chief Scientist

Two of our subsidiaries have entered into agreements with the Office of the Chief Scientist, or OCS. These subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of September 30, 2012, the contingent liability amounted to $310,000.

Ministry of Production in Italy

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy under a plan called Easy4Plan. Approximately $371,000 of that amount is in the form of a 10-year loan payable in equal annual installments until September 2018. The loan bears an annual interest of 0.87% and is linked to the euro. As of September 30, 2012, the remaining loan balance was approximately $208,000. Our subsidiary's operations have been reduced significantly, which may result in the Ministry of Production in Italy requiring the immediate repayment of the full outstanding loan amount.

Operating Leases

We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2012 until 2015. Annual rental fees under current leases are approximately $270,000. In connection with the office leases, we issued bank guarantees of $10,000 in the aggregate.

Indemnification of Office Holders

We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders” of our Form 20-F for 2011.

Effective Corporate Tax Rates

Under Israeli law, Israeli corporations are generally subject to 25% corporate tax. An Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains)

Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence.

OFFER AND USE OF PROCEEDS

We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders in this offering.

As a result of conversion of the loans and interest accrued thereon into ordinary shares, we will not be required to repay in cash to the selling shareholders aggregate principal amount of loans of $5,657,729 and $104,676 of accrued interest.

If additional loans of $1.5 million are extended to us by the selling shareholders in accordance with the terms of the Bridge Loan Agreement, and such loans are converted in full, together with interest accrued thereon, into ordinary shares, we will not be required to repay in cash to the selling shareholders this $1.5 million aggregate principal amount of loans and interest. The maximum amount of interest which may be accrued with respect to these additional loans may be $40,438.

We will bear the costs, other than underwriting commissions, associated with the sales of ordinary shares.

SELLING SHAREHOLDERS

This prospectus covers the resale, from time to time, by the selling shareholders of up to 4,036,369 ordinary shares, of which:

•	3,678,392 issued and outstanding ordinary shares held by the selling shareholders; and

•
Up to 357,977 ordinary shares issuable under the terms of the Bridge Loan Agreement (as defined herein) entered into between us and the selling shareholders, assuming the conversion of the full $1.5 million loan (to the extent lent by the selling shareholders to us under the Bridge Loan Agreement) and taking into account the maximum amount of interest to be accrued thereon. The conversion rate used for calculation of the amount of shares so issuable was $4.29 per share, the closing sales price of our ordinary shares on the NASDAQ Global Market on December 19, 2012. For the purposes thereof, we have assumed for the maximum number of shares which may be issued based on our best good faith assumptions.

We are registering the ordinary shares in order to permit the selling shareholders to offer the shares for resale from time to time. For additional information regarding the offering, see the section in this prospectus entitled “The Transactions,” above. To our knowledge, except as described in “The Transactions” section, none of the selling shareholders has held any position or office, or had any material relationship with us, our predecessors, or affiliates, within the past three years, or is a registered broker-dealer or an affiliate of a registered broker-dealer which may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with these sales. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their ordinary shares.

The table below has been prepared based upon the information furnished to us by the selling shareholders.  The selling shareholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act.  Information concerning the selling shareholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly.

The following table sets forth the name of each selling shareholder and the number of our ordinary shares beneficially owned by the shareholder before this offering.  The number of shares disclosed in the table below as beneficially owned are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. To our knowledge, the shareholders named in the table have sole voting and investment power, except as set forth in the table below.

The following table presents information with respect to beneficial ownership of our ordinary shares as of December 21, 2012, and includes (i) ordinary shares issuable upon the exercise of share options and warrants that are immediately exercisable or exercisable within 60 days of that date; and (ii) ordinary shares issuable upon the exercise of the conversion right under the terms of the Bridge Loan Agreement, assuming that the full amount of $1.5 million additional loans was extended to us under the Bridge Loan Agreement and that such loans were fully converted, including interest accrued thereon on that date. The foregoing shares, however, are not deemed outstanding for the purpose of computing the percentage of ownership of any other selling shareholder.

Percentage of ownership for each shareholder is based on 10,610,903 ordinary shares outstanding as of December 21, 2012

In accordance with the terms of the registration rights agreement entered into between us and the selling shareholders, this prospectus generally covers the resale of the shares held by the selling shareholders and the shares issuable upon conversion of all additional loans that may be extended under the Bridge Loan Agreement, determined as if such exercise transpired as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the additional loans under the Bridge Loan Agreement may in fact not be extended and furthermore because the conversion price of the loans may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. Furthermore, the conversion rights are subject to certain limitations. See “The Transactions.” However, for purposes of the below table, we have included all shares issuable upon the exercise of the conversion rights without regard to the limitations.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to Offering(1)				Ordinary Shares Being Offered	Ordinary Shares Beneficially Owned After Offering(1)
	Number		Percent			Number	Percent
Prescott Group Capital Management, LLC(2)	2,616,880	(3)	24.7	%(3)	1,350,512	1,266,368	18.3%
Columbia Pacific Opportunity Fund, LP (4)	3,979,302	(5)	37.5	%(5)	1,345,687	2,633,615	38.0%
Lake Union Capital Management, LLC (6)	2,097,471	(7)	19.8	%(7)	1,340,169	757,302	10.9%
________________________

(1)
We do not know when or in what amounts the selling shareholders may offer shares for sale. The selling shareholders might not sell a portion or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling shareholders, and all of the shares not covered by this prospectus will be held by the selling shareholders.

(2)
The address of Prescott Group Capital Management LLC is 1924 S. Utica Ave., Suite 1120, Tulsa, Oklahoma 74104. Based on Amendment No. 5 to Schedule 13D filed on September 12, 2012, by Prescott Group Capital Management, L.L.C., referred to as Prescott Capital, Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together, as the Small Cap Funds, beneficially own 2,497,188 ordinary shares. Prescott Capital, as the general partner of the Small Cap Funds, and Mr. Phil Frohlich, as managing member of Prescott Capital, may also be deemed to beneficially own the 2,497,188 ordinary shares held by the Small Cap Funds. Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the ordinary shares held by the Small Cap Funds, except to the extent of their pecuniary interest therein. By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the 2,497,188 ordinary shares owned by the Small Cap Funds.

(3)
Number of ordinary shares beneficially owned prior to the offering and offered hereby includes (i) 102,343 ordinary shares underlying currently exercisable warrants beneficially owned by Prescott Group Capital Management LLC; and (ii) 119,692 ordinary shares issuable to Prescott Group Capital Management LLC under the Bridge Loan Agreement.

(4)
The address of Columbia Pacific Opportunity Fund, LP is c/o Columbia Pacific Advisors, LLC, 1910 Fairview Avenue East, Suite 500, Seattle, Washington 98102. Based on Amendment No. 6 to Schedule 13D filed on December 21, 2012, by Columbia Pacific Advisors, LLC, Columbia Pacific Advisors, LLC has the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of the 3,860,160 ordinary shares held in the portfolio of Columbia Pacific Opportunity Fund, LP. Messrs. Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of Columbia Pacific Advisors, LLC, which is primarily responsible for all investment decisions regarding the investment portfolio of Columbia Pacific Opportunity Fund, L.P. Each of Columbia Pacific Opportunity Fund, L.P., Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaims beneficial ownership over the shares, except to the extent of their pecuniary interest therein.

(5)
Number of ordinary shares beneficially owned prior to the offering and offered hereby includes 119,142 ordinary shares issuable to Columbia Pacific Opportunity Fund, LP under the Bridge Loan Agreement.

(6)
The address of Lake Union Capital Management LLC is 601 Union Street, Suite 4616, Seattle, WA, 98101. Based on Amendment No. 3 to Schedule 13D filed on September 21, 2012, by Michael Self, Lake Union Capital Fund LP, Lake Union Capital TE Fund, LP and Lake Union Capital Management, LLC, Lake Union Capital Fund LP, referred to as the Partnership, may be deemed to be the beneficial owner of and has shared voting and dispositive power with respect to 1,561,512 ordinary shares. Lake Union Capital TE Fund, LP, referred to as the TE Partnership, has shared voting and dispositive power with respect to 416,817 ordinary shares, Lake Union Capital Management, LLC, referred to as the Investment Manager, has shared voting and dispositive power with respect to the 1,978,329 ordinary shares owned beneficially by private investment vehicles, including the Partnership and the TE Partnership (collectively, the Funds), for which the Investment Manager serves as investment manager, referred to as the Funds. Michael Self, in his capacity as a managing member of the Investment Manager, has shared voting and dispositive power with respect to the 1,978,329 ordinary shares owned beneficially by the Funds.

(7)	Number of ordinary shares beneficially owned prior to the offering and offered hereby includes 119,142 ordinary shares issuable to Lake Union Capital Management LLC under the Bridge Loan Agreement.

PLAN OF DISTRIBUTION

We are registering 4,036,369 ordinary shares issued or issuable to the selling shareholders to permit the resale of such ordinary shares by the selling shareholders and their permitted assignees, transferees, donees, or other successors-in-interest of the ordinary shares from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares.

The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them in an offering underwritten and/or managed by an investment banking firm or broker-dealer in open market transactions, privately negotiated transactions, ordinary brokerage transactions or any other method permitted by applicable law.

The selling shareholders may, in addition to selling all or a portion of the ordinary shares beneficially owned by them as described above, sell or otherwise dispose of the ordinary shares in open market transactions, privately negotiated transactions, ordinary brokerage transactions, transactions in which the broker-dealer solicits purchasers, a combination of such methods or any other method permitted by applicable law, including pursuant to Rule 144 of the Securities Act.  In addition, the selling shareholders shall be entitled to sell their ordinary shares without volume or time restrictions in connection with a third party's acquisition or proposed acquisition of us, or a tender offer for, merger or change of control of, us.

Underwriters or broker-dealers engaged by the selling shareholders may arrange for other underwriters or broker-dealers to participate in sales.  If the ordinary shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions.  The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale; in the over-the-counter market; in transactions otherwise than on these exchanges or systems or in the over-the-counter market; through the writing of options, whether such options are listed on an options exchange or otherwise; ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; block trades in which a selling shareholder will engage a broker-dealer as agent, who will then attempt to sell the ordinary shares, but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resale by the broker-dealer for its account; an exchange distribution in accordance with the rules of the applicable exchange; ordinary brokerage transactions, transactions in which the broker-dealer solicits purchasers; privately negotiated transactions; or in short sale transactions.  Broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share; a combination of any such methods of sale; and any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the ordinary shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which such broker-dealer may in turn engage in short sales of the ordinary shares in the course of hedging in positions they assume.  The selling shareholders may also sell ordinary shares short and deliver ordinary shares covered by this prospectus to close out short positions.  The selling shareholders may also loan or pledge ordinary shares to broker-dealers that in turn may sell such shares.

            In addition, the selling shareholders may pledge or grant an additional or substitute security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer, gift and/or donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus or any amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include such transferee.

The selling shareholders and any underwriter(s) or broker-dealer participating in the distribution of the ordinary shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any underwriter(s), broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to such underwriter(s) or broker-dealers, where applicable, and any other facts material to the transaction.

Under the state securities laws, the ordinary shares may be sold only through registered or licensed brokers or dealers.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the selling shareholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares.  All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares will be freely tradable in the hands of persons other than our affiliates.

EXPENSES

We are paying substantially all of the expenses of registering the ordinary shares under the Securities Act and of compliance with blue-sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses, our legal and accounting fees and the legal fees of counsel on behalf of the selling shareholders. We estimate the expenses payable by us to be approximately $121,987, which include the following categories of expenses:

SEC registration fee	$1,987
Legal fees and expenses	$70,000
Accounting fees and expenses	$25,000
Miscellaneous expenses	$25,000

Total	$121,987

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Herzog, Fox & Neeman, Tel Aviv, Israel.

EXPERTS

Ziv Haft certified public accountants (Isr.) BDO Member Firm, independent registered public accounting firm, have audited our balance sheets as of December 31, 2011 and 2010 and our consolidated statements of operations, changes in shareholders equity and cash flows, for each of the three years in the periods ended December 31, 2011 included in our Form 20-F for 2011, as set forth in their report which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on such firm’s report given on their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon some of our directors and officers and the Israeli experts named in this prospectus who reside outside the United States may be difficult to obtain within the United States. Furthermore, because some of our principal assets and some of our directors and officers are located outside the United States, court judgments obtained in the United States, including those predicated on the civil liability provisions of United States federal securities laws, against us or any of our directors and officers who reside outside the United States, may not be collectible within the United States or Israel. It may be also difficult to bring an original action in an Israeli court to enforce liabilities against us or against any of our directors and officers, based upon the United States federal securities laws.

We have been informed by our legal counsel in Israel that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

•	the judgment is enforceable in the state in which it was given;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in a foreign court.

We have irrevocably appointed BluePhoenix Solutions USA Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of North Carolina arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

DISCLOSURE OF COMMISSION POSITION
ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under the Companies Law, 1999, referred to as the Companies Law, an Israeli company may not exempt an office holder (as defined in the Companies Law and including executive officers and directors),  from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.  We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Registration Statement on Form F-3 with the SEC for the shares being offered pursuant to this prospectus. This prospectus does not include all of the information contained in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document.

We are required to file annual reports and other information with the SEC. You can read our SEC filings, including the Registration Statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to certain of the informational requirements of the Exchange Act. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus or by information we file with the SEC in the future.

The following documents are incorporated by reference:

(a) Our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on April 17, 2012, an amendment on Form 20-F/A, filed with the SEC on April 24, 2012 and an amendment on Form 6-K filed with the Securities and Exchange Commission on December 21, 2012;

(b) Our Reports on Form 6-K furnished to the SEC on April 19 2012, May 1, 2012, May 3, 2012, May 9, 2012, May 15, 2012, June 4, 2012, June 11, 2012, June 12, 2012, June 25, 2012, June 28, 2012, July 19, 2012 , July 30, 2012, August 20, 2012, August 28, 2012, September 4, 2012, September 6, 2012, September 11, 2012, September 24, 2012, September 27, 2012, October 16, 2012, November 7, 2012, November 13, 2012 and December 7, 2012 regarding our 2012 financial results through September 30, 2012 and recent material transactions; and

(c) The description of our ordinary shares contained in the Registration Statement under the Exchange Act on Form 8-A as filed with the SEC on January 21, 1997 and any subsequent amendment or report filed for the purpose of updating this description.

In addition, all subsequent annual reports filed on Form 20-F prior to the termination of this offering are deemed to be incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K by stating in those forms that they are being incorporated by reference into this prospectus.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document specifically states that one of its exhibits is incorporated into the document itself). Such requests should be directed to Nir Peles, CFO, c/o BluePhoenix Solutions Ltd., 8 Maskit Street, Herzlia 46733, Israel, facsimile number +972-9-952-6111. Our corporate Web site address is http://www.bphx.com. The information on our website is not intended to be a part of this prospectus.

BLUEPHOENIX SOLUTIONS LTD.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2012	2011
	Unaudited
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,925	$3,997
Restricted cash	79	-
Trade accounts receivable, net	2,992	7,675
Other current assets	642	1,041

Total current assets	5,638	12,713

LONG TERM ASSETS:
Restricted deposit	-	3,428
Property and equipment, net	648	1,021
Goodwill (Note 3)	12,501	14,238
Intangible assets and other, net (Note 4)	755	3,000

Total long term assets	13,904	21,687

Total assets	$19,542	$34,400

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$275	$6,983
Accounts payable and accruals:
Trade	1,418	3,403
Deferred revenue	571	739
Other	1,206	3,272
Total current liabilities	3,470	14,397

LONG-TERM LIABILITIES:
Accrued severance pay, net	425	410
Loans from banks and others	281	3,945
Derivatives liabilities - warrants	326	53

Total long-term liabilities	1,032	4,408

Total liabilities	4,502	18,805

COMMITMENTS AND CONTINGENCIES (Note 5)
Equity :
Share capital	97	56
Additional paid-in capital	135,053	126,544
Accumulated other comprehensive loss	(1,537)	(1,537)
Accumulated deficit	(111,804)	(100,764)
Treasury shares - September 30, 2012- 261,250 December 31, 2011- 367,810 shares	(6,716)	(9,455)

BluePhoenix Shareholders’ Equity	15,093	14,844

Noncontrolling interest	(53)	751

Total equity	15,040	15,595

Total liabilities and equity	$19,542	$34,400

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30,
	2012	2011
	Unaudited
	(in thousands, except per share data)
Revenues:
Services	410	2,802
Products	11,405	17,934

Total revenues	11,815	20,736

Cost of revenues:
Services	296	2,120
Products	8,236	13,570

Total cost of revenues	8,532	15,690

Gross profit	3,283	5,046

Research and development costs, net	1,255	3,422
Selling, general and administrative expenses	7,637	12,097
Gain on sales of subsidiaries and Appbuilder	(346)	-

Total operating expenses	8,546	15,519

Operating loss	(5,263)	(10,473)
Financial expenses, net	5,335	765
Other income, net	(580)	-

Loss before taxes on income	(10,018)	(11,238)

Taxes on income	174	78

Loss from continued operation	(10,192)	(11,316)
Net loss (profit) from discontinued operation (Note 6)	673	(97)

Net loss	(10,865)	(11,219)

Net income (loss) attributable to noncontrolling interest	175	(121)

Loss attributable to BluePhoenix	$(11,040)	$(11,098)

Net loss per share:
From continued operation, basic and diluted	$(1.48)	$(1.83)
From discontinued operation, basic and diluted	(0.10)	0.02
Attributable to the shareholders	$(1.58)	$(1.81)

Weighted average shares outstanding, basic and diluted	7,006	6,122

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Unaudited, in thousands)

	Nine months ended September 30,
	2012	2011
Net loss	$(11,040)	$(11,098)
Other comprehensive income	-	-

Total comprehensive loss	(11,040)	(11,098)

Comprehensive income attributable to the non-controlling interests	-	-
Comprehensive loss attributable to BluePhoenix shareholders	$(11,040)	$(11,098)

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Cost of Company shares held by subsidiaries	Accumulated deficit	Non controlling interest	Total
		• (in thousands, except shares)

Balance at December 31, 2010 (audited)	5,930,048	$52	$126,901	$(1,537)	$(12,044)	$(68,388)	$1,058	$46,042

Net loss	-	-	-	-	-	(32,376)	(91)	(32,467)
Stock-based compensation	-	-	1,208	-	-	-	-	1,208
Dividend to noncontrolling interest	-	-	-	-	-	-	(216)	(216)
Issuance of shares	169,000	4	1,024	-	-	-	-	1,028
Vested RSUs	211,930	*	(2,589)	-	2,589	-	-	-

Balance at December 31, 2011 (audited)	6,310,978	56	126,544	(1,537)	(9,455)	(100,764)	751	15,595

Net loss	-	-	-	-	-	(11,040)	175	(10,865)
Sale of subsidiary	-	-	-	-	-	-	(979)	(979)
Stock-based compensation	-	-	1,408	-	-	-	-	1,408
Conversions of loans to equity	3,678,392	36	9,563	-	-	-	-	9,599
Exercise of warrants	76,758	*	282					282
Vested RSUs	482,642	5	(2,744)	-	2,739	-	-	-

Balance at September 30, 2012 (unaudited)	10,548,770	$96	$135,053	$(1,537)	$(6,716)	$(111,804)	$(53)	$15,040

* Less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2012	2011
	Unaudited
	(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,865)	$(11,219)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,558	3,415
Decrease in accrued severance pay, net	(16)	(720)
Stock - based compensations	1,408	947
Change in fair value of derivatives and discount amortization	4,824	(288)
Gain on sales of subsidiaries and Appbuilder	361	-
Loss on sale of property and equipment	12	-
Deferred income taxes, net	-	(14)
Long term receivable	-	(20)
Changes in operating assets and liabilities:
Decrease in trade receivables	755	5,025
Increase in other current assets	(691)	(334)
Decrease in trade payables	(1,106)	(1,371)
Decrease in other current liabilities and deferred revenues	(249)	(1,828)

Net cash used in operating activities	(4,009)	(6,407)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	4,031	-
Purchase of property and equipment	(60)	(161)
Proceeds from sale of property and equipment	50	32
Additional consideration of previously acquired subsidiaries	-	(1,163)
Proceeds from sales of subsidiaries and Appbuilder	2,950	-

Net cash provided by (used in) investing activities	6,971	(1,292)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit and convertible notes, net	(1,601)	(6,054)
Issuance of shares and loan	-	5,000
Exercise of warrants	120	-
Repayment of long-term loans	(3,553)	(426)
Dividend paid to noncontrolling interest	-	(217)

Net cash used in financing activities	(5,034)	(1,697)

NET DECREASE IN CASH AND CASH EQUIVALENTS FROM CONTINUED OPERATION	(2,072)	(9,396)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,997	12,295

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,925	$2,899

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 1 - Summary of Significant Accounting Policies:

A.	The Company:

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company” or "we") is an Israeli corporation, which operates in one operating segment of IT modernization solutions.

The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, , UK, Germany, Italy, Cyprus, Romania, and Israel.

B.
The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2011 are applied consistently in these financial statements except for the implementation of the following pronouncements :

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance to present certain reclassification adjustments into and out of accumulated other comprehensive income on a gross basis. The Company adopted the guidance commencing January 1, 2012.

Recently Issued Accounting Pronouncements:

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. This update had no impact on the Company consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 1 - Summary of Significant Accounting Policies:

B.	(Cont.):

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU is intended to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply this amendment for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. ASU No. 2011-11 relates specifically to disclosures, it will not have an impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the FASB Accounting Standards Codification (Codification) in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. This update did not have an impact on the Company’s consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 1 - Summary of Significant Accounting Policies (Cont.):

C.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012. The interim financial statements should be read in conjunction with the financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2011.

Note 2 - Certain Transactions:

A.
On March 19, 2012, the Company entered into a series of agreements that became effective on May 4, 2012 with three of the Company's shareholders:  Lake Union, Prescott and Columbia, or the three shareholders, which include the following:

An Assignment and Assumption Agreement pursuant to which the rights and obligations of the lenders with respect to a $5 million loan granted to us in April 2011 and was due in May 2012, by a financial institution and other lenders, were purchased by the three shareholders in equal shares, subject to certain terms and conditions that will be effective following May 2012:

•	Due date on May 1, 2014 with a principal of 5 $ million and a quarterly interest rate of 6% per annum.

•
Accrued interest can be converted every three months either by the lenders or by the company into the company's ordinary shares. Upon conversion of the accrued interest, the number of shares will be determined according to the lower of 20-day volume weighted average price per share (three trading-days prior to the payment date- every quarter) or $3 per share.

•
Principal and accrued interest can be converted only by the lenders into the company's ordinary shares within 120 days of the closing date, upon conversion, the number of shares will be determined according to the lower of 30-day volume weighted average price per share (three trading-days prior to the closing date) and $3 per share.

•
Following 120 days in case of no conversion of the principal, the lenders will be entitled to the issuance of 18.7% of the Company’s outstanding share capital as of the date of issuance. Following 120 days the conversion rate will be changed, and the number of shares upon conversion will be based only on a price of $3 per share.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – Unaudited

Note 2 - Certain Transactions (Cont.):

In addition, the three shareholders provided to us a $500 thousand bridge loan for one year bearing nominal interest of 7% per annum. The principal and the accrued interest can be converted into shares according to the lower of 30-day volume weighted average price per share prior to closing or 3$ per share.

The company concluded that the conversion option is to be bifurcated and accounted for as an embedded derivative. The fair value of the derivative upon closing amounted to $3.7 million.

During the second quarter of 2012 the three shareholders exercised their conversion right with respect to the two loans as abovementioned, and accordingly, the Company issued to Lake Union 1,221,027 ordinary shares, to Prescott 1,230,820 ordinary shares and to Columbia 1,226,545 ordinary shares based on the 1.56 $ per share which is the 30-day volume weighted average price per share prior to closing. Upon conversion the principal net of discount and the derivative amounted to $9.6 million were classified to equity.

An  additional loans of up to $1.5 million bearing an interest at a rate of 8% per annum, can be extended by the three shareholders no later than May 3, 2013 including conversion rights., insofar as so mutually agreed by the parties.

Registration Rights Agreement pursuant to which the Company are required to file a registration statement on Form F-3 to cover the resale of the ordinary shares issued upon conversion of the abovementioned loans and interest accrued thereon.

B.	In June, 2012, the company sold its holdings in BluePhoenix Knowledge Management Systems Ltd., for a consideration of $550 thousand. As a result the company recorded a loss of $1,123 thousand.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 3 – Goodwill:

	September 30,	December 31,
	2012	2011
	Unaudited	Audited
	(in thousands)

Balance as of January 1.
Goodwill	$56,053	$69,152
Accumulated impairment losses at the beginning of the period	(41,815)	(32,183)

	14,238	36,969
Goodwill related to sale of Appbuilder	-	(13,099)
Goodwill related to the sale of subsidiaries	(1,737)	(9,632)

Balance as of	September 30	December 31

Goodwill	54,316	56,053
Accumulated impairment losses at the end of the period	(41,815)	(41,815)

	$12,501	$14,238

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 4 – Intangible Assets, net

	Useful	September 30,	December 31,
	life	2011	2010
		Unaudited	Aaudited
	years	(in thousands)
Original amount:
Technology	5	$46,266	$47,110
Customer related intangible assets	5-8	5,179	5,316

		51,446	52,426
Accumulated amortization:
Technology		46,091	45,202
Customer related intangible assets		4,600	4,224

		50,691	49,426

		$755	$3,000

The estimated future amortization of the intangible assets (excluded of deferred tax assets) as of September 30, 2012 is as follows:

(in thousands)

Q4 2012	266
2013	301
2014	163
2015	25

$755

*	Amortization of intangible assets (excluding deferred tax) amounted to $1,265, $5,414 and $2,950 thousand for the years ended September 30, 2012, 2011 and 2010 respectively.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – Unaudited

Note 5 - Commitments and contingencies:

A.	Commitments:

Chief Scientist. Two of the Company’s subsidiaries have entered into agreements with the OCS; these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of September 30, 2009, the contingent liability that was not recognized amounted to $310 thousand.

Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of September 30, 2012 the remaining loan balance was $208 thousand.

Customers’ bank guarantees. Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of September 30, 2012, there are no outstanding bank guarantees on behalf of customers.

B.	Contingencies:

1.
In May 2011, the Tel-Aviv-Jaffa District Court dismissed the claim filed against the Company, in June 2003, by a former Liraz shareholder. The plaintiff applied to the court in order to approve the claim which was related to the acquisition of Liraz shares, as a class action. The claim was dismissed after a long period where the plaintiff has not made any action to proceed with the claim.

2.
The Company evaluates estimated losses for indemnifications due to product infringement under FASB Topic ASC 450 "Contingencies". At this time, it is not possible to determine the maximum potential amount under these indemnification clauses due to lack of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and has not accrued any liabilities related to such indemnification obligations in the Company’s financial statements.

BLUEPHOENIX SOLUTIONS LTD.

Note 6 - Discontinued Operation:

In May 2012, the Company completed the sale of the Company 51% share holdings in Liacom Systems Ltd., referred to as Liacom, for an aggregate consideration of $1.7 million. This sale was part of the Company strategic plan to focus on the legacy modernization business. The proceeds from the sale were used to repay loans. Liacom met the definition of a component. Accordingly, the results of operations in the statement operations and prior periods results have been reclassified accordingly. As part the sale, the company realized a goodwill amounted to – $1.3 million based on the relative fair value of Liacom and the portion of the reported unit to be retained. The capital loss recorded upon sale of Liacom amounted to $703.

The following is the composition from discontinued operation:

	Nine months ended September 30,
	2012	2011

Revenues	$4,172	$9,251

Cost of revenues	4,000	8,788

Gross profit	172	463

Selling, general, and administrative expenses	137	298
Loss on realization of shareholdings	703	-

Operating profit (loss)	(668)	165
Financial expenses ,net	3	74

Profit before provision(benefit) for income taxes	(671)	91
Provision (benefit) for income taxes	2	(6)
Net profit (loss)	$(673)	$97

Including in the Consolidated Balance Sheets at September 30, 2012 and December 31, 2011 are the following major classes of assets and liabilities associated with discontinued operations:

	September 30	December 31
	2012	2011

Assets of discontinued operation:
Current	$-	$3,545
Noncurrent	$-	$81
Liabilities of discontinued operation:
Current	$-	$1,770
Noncurrent	$-	$141

BLUEPHOENIX SOLUTIONS LTD.

Note 7 – Subsequent Events:

In November 2012, the Company announced for the sale of the operations of BridgeQuest, Inc. in the amount of $20 thousands. The sale is part of a series of actions over the last year intended to shed less profitable business units of BluePhoenix

4,036,369 Ordinary Shares

BLUEPHOENIX SOLUTIONS LTD.
___________

PROSPECTUS
_______________

December 26, 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

Under the Companies Law, 1999, referred to as the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

Office Holders Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance of all or a part of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, in respect of each of the following:

•	a breach of his duty of care to us or to another person;
•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice our interests; or
•	a financial obligation imposed on him or her in favor of another person.

In addition, our articles of association provide that, subject to the provisions of the Companies Law and the Securities Law, 1968, referred to as the Securities Law, we may enter into a contract to insure an office holder for (i) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 of the Securities Law; or (B) administrative infringements pursuant to the provisions of Chapter H'4 of the Securities Law; or (C) infringements pursuant to the provisions of Chapter I'1 of the Securities Law; and (ii) payments made to the injured parties of such infringement under Section 52(54)(a)(1)(a) of the Securities Law.

We procured an insurance policy covering our directors’ and officers’ liability, as well as a run-off policy for seven years for former directors and officers of our former subsidiary, Mainsoft Corporation. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2011 was $127,840.

Indemnification of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law and the Securities Law, we may indemnify an office holder to the fullest extent permitted by the Companies Law and the Securities Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by such office holder in his or her capacity as our office holder:

(i)  a financial obligation imposed on an office holder in favor of another person by a court judgment, including a compromise judgment or an arbitrator following liabilities, expenses and

(ii)  reasonable litigation expenses, including legal fees, incurred by an office holder as a result of Criminal Inquiry or an investigation or proceeding instituted against such office holder by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment and without an imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding without the filing of an indictment for an offence that does not require proof of mens rea or in connection with financial sanction (the phrases "proceeding that has ended without the filing of an indictment" and "financial obligation in lieu of a criminal proceeding" shall have the meanings ascribed to them in Section 260(a)(1a) of the Companies Law;

(iii) expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against him or her in relation to (a) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 of the Securities Law; or (b) administrative infringements pursuant to the provisions of Chapter H'4 of the Securities Law; or (c) infringements pursuant to the provisions of Chapter I'1 of the Securities Law;

(iv)  reasonable legal expenses, including attorney's fees, which the office holder incurred or with which the office holder was charged by a court of law, in a proceeding brought against the office holder, by us or on our behalf or by another person, or in a criminal prosecution in which the office holder was acquitted, or in a criminal prosecution in which the office holder was convicted of an offense that does not require proof of mens rea (criminal intent); and

(v) payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

Subject to the provisions of the Companies Law and the Securities Law, we may undertake to indemnify an office holder in advance with respect to (i) financial obligations as specified in paragraph (i) above, provided, that the undertaking is limited to categories of events which, in the opinion of our board of directors can be foreseen, based on our actual activities at the time the undertaking to indemnify was given, and in such amounts set by our board of directors as reasonable; and (ii)  expenses, fees and payments as specified in paragraphs (ii), (iii), (iv) and (v) above. Subject to the provisions of the Companies Law and the Securities Law, we may also undertake to indemnify an office holder retroactively for expenses, fees and payments as specified above.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described below.

Limitations on Exemption, Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract that would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

•
a breach by the office holder of his duty of loyalty, except that the company may indemnify or provide insurance coverage to the office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;
•	any act or omission done with the intent to derive an illegal personal benefit; or
•	any fine, civil fine or financial sanction levied against the office holder.

In addition, the Companies Law provides that a company may not indemnify or insure an office holder for a proceeding instituted against him or her pursuant to the provisions of Chapter H'3, H'4 and I'1 of the Securities Law.

Under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

We have procured directors’ and officers’ liability insurance and obtained all necessary approvals.

Indemnification Letters

Since July 2003, we grant to our office holders’ indemnification letters covering acts performed in their capacity as office holders or employees of our company. In December 2011, our shareholders approved an amendment to those indemnification letters previously amended in 2005, following an additional amendment to the Israeli Companies Law, 1999, referred to as the Companies Law. Pursuant to the amended indemnification letters, we undertake to indemnify each office holder to the maximum extent permitted by law in respect of the following for any act or omission taken or made by the office holder in his or her capacity as an office holder of our company:

a)	any financial obligation imposed on the office holder in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court;

b)
all reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder and either (a) concluded without the imposition of any financial liability in lieu of criminal proceedings; or (b) concluded with the imposition of a financial liability in lieu of criminal proceeding but relates to a criminal offense that does not require proof of mens rea (criminal intent) or in connection with financial sanction (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law);

c)
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (i) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 of the Israeli Securities Law, 1969, referred to as the Securities Law; or (ii) administrative infringements pursuant to the provisions of Chapter H’4 of the Securities Law; or (iii) infringements pursuant to the provisions of Chapter I’1 of the Securities Law;

d)
all reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him or her by a court in a proceeding instituted against the office holder by us or on our behalf or by another person, or in any criminal proceedings in which the office holder is acquitted, or in any criminal proceedings of a crime that does not require proof of mens rea (criminal intent) in which the office holder is convicted;

e)	payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

The indemnification also applies to any action taken by the office holder in respect of an act performed in his or her capacity as an office holder or an employee of one of our subsidiaries or as a director or observer at board of directors’ meetings of one of our affiliates. Our undertaking for indemnification is limited to up to 50% of our net assets, measured in accordance with our balance sheet published as of the end of the last fiscal year prior to the time that notice of the claim for indemnification is submitted to us.

Our undertaking for indemnification does not apply to a liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty, unless, to the extent permitted by law, the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of our company;

•	a willful or reckless breach by the office holder of his or her duty of care, unless such breach was solely due to negligence;

•	an action taken or not taken with the intent of unlawfully realizing personal gain;

•	a fine, civil fine, financial sanction or levied imposed on the office holder for an offense; and

•	a counterclaim made by us in connection with a claim against us filed by the office holder.

In addition, we may not indemnify any office holder for a proceeding instituted against such office holder pursuant to the provisions of Chapter H’3, H’4 and I’1 of the Securities Law.

Our undertaking for indemnification is limited to such events specified in the indemnification letter and determined by our board of directors to be foreseeable in light of the company’s operations.

Exemption of Office Holders from Liability

Pursuant to our current letter of indemnification granted to our directors and officers, as previously approved by shareholders, we exempt our directors and officers, to the fullest extent permitted by law, from any responsibility or liability for damages caused as a result of a breach of such person's duty of care to us or our subsidiaries, subject to certain exceptions where the exemption from liability is prohibited.

In connection with the transaction with the selling  shareholders, our audit committee and board of directors (and with respect to the directors – also our shareholders) have approved the release of our officers and directors, from any and all liabilities, costs, payments and obligations whatsoever, arising in connection with the loan agreements entered into between us and third parties, the sale of AppBuilder and the transactions with the selling shareholders, as well as the indemnification of our directors and officers in respect thereof, to the fullest extent permitted under our standard indemnification letter.

Item 9. Exhibits.

(a)	The following exhibits are filed herewith:

Number	Exhibit Title

4.01	English translation of the Memorandum of Association as amended on July 23, 2003 and December 30, 2009 (1)
4.02	Articles of Association as amended on December 30, 2009, September 6, 2011 and December 22, 2011(2)
4.03	Registration Rights Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
5.01	Opinion of Herzog, Fox & Neeman*
23.01	Consent of Herzog, Fox & Neeman (included in Exhibit 5.01) *
23.02	Consent of Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm, independent public registered firm *
24.01	Powers of Attorney (included in the signature page).
99.01
Assignment and Assumption Agreement dated March 19, 2012, among the Registrant, the lenders signatory thereto, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)

99.02	Amendment of Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
99.03
Amendment No. 1 to Purchase and Amendment to Loan Agreement dated April 15, 2012 among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *

99.04	Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
99.05
Amendment No. 1 to the Bridge Loan Agreement, dated as of September 5, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *

________________________
*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2010.

(2)	Incorporated by reference to Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

Item 10. Undertakings.

The undersigned Registrant hereby undertakes:

(1)       To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any other material change to such information in the Registration Statement.

Provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the Registration Statement is on Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)       That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)       To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(5)       For purposes of determining any liability under the Securities Act to any purchaser,

(A)           Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(B)            Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)       That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herzliya, Israel, on this 26 day of December 2012.

BLUEPHOENIX SOLUTIONS LTD.
By:	/s/ Nir Peles
Name:	Nir Peles
Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Matt Bell and  Nir Peles, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:

/s/ Matt Bell		December 26, 2012
Matt Bell

Principal Financial Officer and Principal
Accounting Officer:

/s/ Nir Peles		December 26, 2012
Nir Peles

Directors:
/s/ Melvin L. Keating Melvin L. Keating	Chairman of the Board of Directors	December 26, 2012
/s/Shimon Barkama Shimon Barkama	Director	December 26, 2012

/s/ Brian Crynes Brian Crynes	Director	December 26, 2012
/s/ Harel Kodesh Harel Kodesh	Director	December 26, 2012
/s/ Adi Bershadsky Adi Bershadsky	Director	December 26, 2012
/s/ Thomas Jurewicz Thomas Jurewicz	Director	December 26, 2012

Authorized Representative in the United States:
BLUEPHOENIX SOLUTIONS USA Inc.
/s/ Nir Peles		December 26, 2012
By: Nir Peles Chief Financial Officer

EXHIBIT INDEX

Number	Exhibit Title

4.01	English translation of the Memorandum of Association as amended on July 23, 2003 and December 30, 2009 (1)
4.02	Articles of Association as amended on December 30, 2009, September 6, 2011 and December 22, 2011(2)
4.03	Registration Rights Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
5.01	Opinion of Herzog, Fox & Neeman*
23.01	Consent of Herzog, Fox & Neeman (included in Exhibit 5.01) *
23.02	Consent of Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm, independent public registered firm *
24.01	Powers of Attorney (included in the signature page).
99.01
Assignment and Assumption Agreement dated March 19, 2012, among the Registrant, the lenders signatory thereto, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)

99.02	Amendment of Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
99.03
Amendment No. 1 to Purchase and Amendment to Loan Agreement dated April 15, 2012 among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *

99.04	Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
99.05
Amendment No. 1 to the Bridge Loan Agreement, dated as of September 5, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *

________________________
*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2010.

(2)	Incorporated by reference to Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.